                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-62345
PROSPECTUS

                               2,925,018 Shares

                         [LOGO OF INTERACTIVE OBJECTS]

                                 Common Stock

  This Prospectus relates to 2,925,018 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of Interactive Objects, Inc., a Washington corporation ("Interactive Objects" or the "Company"). The Shares being offered consist of 1,946,617 shares of Common Stock that are currently issued and outstanding, and 978,401 shares of Common Stock that are subject to certain outstanding stock purchase warrants (the "Warrants") and may be issued upon exercise of such Warrants. The Shares are owned by the persons named in this Prospectus under the caption "Selling Shareholders." The Shares were acquired by the Selling Shareholders in various transactions, all of which were exempt from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"), including sales of Shares in private placements by the Company, issuance of Shares as compensation and Shares issuable upon the exercise of the Warrants by certain of the Selling Shareholders.

  The Selling Shareholders may from time to time sell the Shares on the OTC Bulletin Board or on any other national securities exchange or automated quotation system on which the Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly by or through brokers or dealers. See "PLAN OF DISTRIBUTION."

  The Company will receive no part of the proceeds of any sales of Shares made hereunder. Assuming exercise in full of the Warrants, the Company would receive approximately $2,941,604 upon such exercise, which would be used for general corporate purposes and working capital. See "USE OF PROCEEDS." Until the trading price for the Common Stock is greater than the applicable exercise prices for the Warrants, the Company does not expect such Warrants to be exercised. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders. See "SELLING SHAREHOLDERS."

  The Selling Shareholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.

  The Shares have not been registered for sale by the Selling Shareholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the States in which transactions occur or the existence of any exemption from registration.

  The Common Stock is traded on the OTC Bulletin Board under the symbol "OBJX". On February 8, 1999, the closing bid and asked prices of the Common Stock as reported on the OTC Bulletin Board were $1 5/16 and $1 1/2, respectively.

                               ----------------

SEE "RISK FACTORS" ON PAGE 5 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY
       IS A CRIMINAL OFFENSE.

                               ----------------

               The date of this Prospectus is February 12, 1999

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act with respect to the Shares of Common Stock offered hereby (together with the exhibits and schedules thereto, the "Registration Statement"). This Prospectus, filed as a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares of Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract or document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington D.C. 20549, and the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W. Washington D.C. 20549. The Commission maintains a Web site that contains registration statements, reports, proxy statements and other information regarding registrants (including the Company), that file electronically with the Commission. The address of the Commission's Web site is www.sec.gov.

  Following the effective date of the Registration Statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to the informational reporting requirements of the Exchange Act, the Company will provide its shareholders with annual reports containing audited financial statements and interim quarterly reports containing unaudited financial information.

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                               PROSPECTUS SUMMARY

  The following discussion contains forward-looking statements regarding the Company, its business, prospects and results of operations that are subject to risks and uncertainties posed by many factors and events that could cause the Company's actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein as well as those discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports to be filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the Company's business.

  Except as noted otherwise, all references in this Prospectus to "Interactive Objects" or the "Company" refer to both (i) Interactive Objects, Inc. and its subsidiary after the consummation of the Neoteric Acquisition (as defined below) and (ii) Neoteric Media, Inc. prior to the Neoteric Acquisition.

  Interactive Objects designs, develops and markets modular software components. Additionally, the Company, through its consulting services group, provides sophisticated software business solutions designed to facilitate integrating medium- to large-scale businesses with the Internet.

  The Company's products are designed for use primarily on the Microsoft Corporation ("Microsoft") suite of visual programming languages including Visual Basic(R), Visual C++(R) and Visual FoxPro(R) and are marketed to corporate and professional developers for use in a variety of environments, including multi-tier client-server, intranet, extranet and Internet environments. The Company's products are reusable, modular software components designed to work across multiple operating platforms. As a result, corporate and professional developers are able to focus on the core functionality of the applications they are developing--designing and constructing their applications more efficiently. The Company released two components in the first quarter of 1998 and released a suite of four components in October 1998.

  The Company has historically derived substantially all of its revenue from its consulting services group. The consulting services group specializes in sophisticated software business solutions which involve intranet, extranet and Internet environments. In addition to providing sophisticated business solutions to enterprise companies, Interactive Objects' consultants provide much of the Company's research and development input for creating new and innovative products. In 1998, substantially all of the Company's revenues were the result of contracts awarded to its consulting group. These contracts provided the Company valuable insight into the technology hurdles confronting medium and large companies.

  The Company's business strategy is focused on broadening its product development by productizing the business solutions the Company's consultants have designed or identified while performing consulting services. These products are "application frameworks," sets or suites of reusable software components architected to facilitate scaleable application development designed to solve a specific business problem. By assembling its base components together with the business objects generated from its consulting projects in a framework architecture, the Company can address the sophisticated business solution requirements of medium to large size organizations. The Company expects to release its first application framework product in 1999.

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  While continuing to invest its engineering and development resources in expanding its library of development tools and components, the Company believes that by assembling objects within an application framework, the resulting solutions will have greater market potential than that of individual component sales. The move from developer solutions to business solutions represents a natural evolution for the Company. The Company believes that its core capabilities are application architecture through its consulting group and reusable component development by its product development team.

  The Company was incorporated in the State of Washington in October 1995 and operated under the name Neoteric Media, Inc., d/b/a Interactive Objects, until August 1997. In August 1997, pursuant to the terms of an acquisition agreement with Asia Pacific Chemical Engineering Corp., a publicly-held Utah corporation with nominal assets and liabilities, Neoteric Media entered into a business combination with APEC (the "Neoteric Acquisition"). In the Neoteric Acquisition, the shareholders of Neoteric Media exchanged their stock for 6,260,800 shares of common stock of APEC, representing approximately 57.3% of the common stock outstanding following the Neoteric Acquisition, and Neoteric Media became a wholly-owned subsidiary of APEC (which changed its name to Interactive Objects). The Company entered into the Neoteric Acquisition, in part, to provide long-term liquidity for the Company's shareholders and to increase the Company's ability to raise additional capital through public or private financings, acquisitions or otherwise. For accounting purposes, the Neoteric Acquisition was accounted for as a reverse purchase, with Interactive Objects as the continuing entity. The Company's audited financial statements include, since August 1997, the results of APEC operations, which were insignificant. In 1998, the Company was reincorporated from Utah to the State of Washington.

  The Company's executive offices are located at 217 Pine Street, Suite 800, Olympic Tower Building, Seattle, Washington 98101 and its telephone number is
(206) 464-1008. Interactive Objects and the Interactive Objects logo are trademarks of the Company; all other trademarks and tradenames appearing in this Prospectus are the property of their respective owners. The Company's Web site address is www.iobjects.com. Information accessed on or through the Company's Web site does not constitute a part of this Prospectus.

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

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business. This Prospectus contains forward-looking statements that involve risks and uncertainties. When used in this Prospectus, the words "intends," "believes," "effect," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in or implied by these forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

  Limited Operating History; No Profitable Operations. The Company was founded in 1995 and has had insignificant operating results until 1997. The Company has experienced losses since incorporation and there can be no assurance that the Company will become profitable in the near future or at all. The Company experienced losses of $(3,377,000), $(1,682,266) and $(75,000) for the nine-
month period ended September 30, 1998, the year ended December 31, 1997 and the year ended December 31, 1996, respectively. The loss for the nine-month period and year-ended 1997 include a one-time non-cash compensation expense for securities issued in exchange for services. The Company's ability to achieve revenue growth and profitability are substantially dependent upon its ability to successfully grow and expand its consulting division, the success of the Company's software component and application framework strategies, and upon its ability to successfully complete and introduce new products. There can be no assurance that the Company will be able to successfully accomplish the foregoing or to achieve or maintain profitability in future periods. The Company believes that its existing capital resources will enable it to fund its operations, without additional capital, through 1999. If the Company determines to seek additional capital through the issuance of additional shares of capital stock, such issuance could result in dilution to the holders of the Company's Common Stock. There can be no assurance that the Company will be able to obtain such capital on acceptable terms or at all.

  Concentration of Customers; Limited Marketing Experience. The Company's consulting group architects, designs and implements Web-based software systems to address Internet, intranet and/or extranet communication and integration needs of medium to large corporations in the Pacific Northwest. Since 1995, the Company has performed consulting services primarily for SAFECO Insurance Companies of America, Inc. ("SAFECO") and to a lesser degree for Eddie Bauer Incorporated ("Eddie Bauer"), and Microsoft. For 1997 and the first nine months of 1998, revenues resulting from the Company's relationship with SAFECO accounted for substantially all of the Company's revenues. The Company's most recent project with SAFECO involved developing an enterprise-wide, Internet-based information automation system. The Company's relationship with SAFECO ended on July 31, 1998. There can be no assurance that the Company will be able to market its consulting services successfully to similarly positioned organizations in the future. If the Company is unsuccessful in marketing its consulting services this would have a material adverse effect on the Company's financial condition and results of operations. In addition much of the Company's research and development for creating new and innovative products, as well as further development of the Company's application frameworks, may be delayed, which would adversely affect the Company's financial condition and results of operation.

  Uncertainties Regarding Market Acceptance of the Company's Products; New Product Introductions. The Company's future revenues will depend substantially on its ability to successfully design and market new and innovative products that appeal to developers using Microsoft's visual development programming languages, including Microsoft's Visual Basic(R), Visual C++(R), Visual FoxPro(R) ("Microsoft Visual Programming Languages"). The Company's current product line adheres to Microsoft's COM (component object model) standard, which competes with the Object Modeling Group's CORBA (common object request broker architecture) standard. Components that the Company expects to release prior to the end of 1998 retain this tight association and reliance on Microsoft's COM standard. There can be no assurances that sales of the Company's current or future products will meet the Company's expectations, due to various factors. The Company may introduce products later to market than expected or later to market than competitors' introductions, or competitors may introduce competitive products at lower prices. The acceptance of the Company's products are dependent in part on the continued adoption of the Internet as the new computing paradigm, and the continued growth of Microsoft's visual development environment and languages. For example, if Object Modeling Group's CORBA standard grows in popularity, reliance and demand for COM-based products could decline dramatically. This in turn would adversely affect the Company's financial condition and its results of operation would be materially and adversely affected.

  Periodically, the Company expects to make announcements regarding new product releases and product updates. Such announcements are made for the purpose of providing customers with a general idea of the expected availability of products for planning purposes, and are based upon estimates and are not a prediction of the exact availability date for such products. Some new products are based on technology from third parties, and the Company has limited control over whether and when these technologies may be enhanced. The failure or delay in enhancements of technology from third parties could have a material adverse effect on the Company's ability to develop and enhance its products. Due to the inherent uncertainties of software development, it is likely that such situations will occur from time to time in the future. Moreover, the loss of key employees may increase the risk of delays in product availability from timeframes originally anticipated. Consequently, announcements regarding the Company's expectations of when products may ship should not be considered a prediction by the Company that the products will ship in any particular quarter or otherwise be relied upon by investors as a basis for predicting the Company's results for any future period. Delays in the shipment of such products and product enhancements will have a material adverse impact on the Company. Without the introduction of such new products, the Company's products may become technologically outdated, and as a result the Company's business, operating results and financial condition could be materially adversely affected. There can be no assurance that the future development and marketing efforts by the Company will be successful.

  Evolving Markets and Standards. The Company's current products are designed for use by professional software developers who primarily rely on Microsoft Visual Programming Languages to program in a variety of environments, including multi-tier client-server, Internet, intranet, and extranet environments. Although the component method of programming is in its infancy, the Company believes the market for third-party components and application frameworks (reusable software components and business objects assembled in a framework architecture incorporating limited business logic and/or functionality) is expanding. As such, the Company's growth depends upon continued market acceptance of reusable, object-oriented components and application framework technology. Additionally, because the Company's products are based on the Microsoft's COM and DCOM (distributed component object model) standards, continued market acceptance of, and adherence to, these standards is critical to the Company's future growth. In the event that the Object Modeling Group's CORBA standard or another standard increases in market acceptance or emerges as the market standard, reliance on and demand for COM-based products could diminish. This would have a material adverse affect on the Company's business, operating results and financial condition.

  There can be no assurance that the object-oriented programming market in general, or the component market in particular, will gain further acceptance in the near future or at all. Additionally, the Company's distributed object solutions are designed specifically for use in Web-based applications involving the Internet, intranets and/or extranets. Because critical issues in the industry concerning implementing Web-based initiatives, including security, reliability, cost, ease of use, access and quality of service remain unresolved, the growth of applications targeting the Internet is uncertain and difficult to predict.

  The markets for the Company's products are relatively new and still evolving, and accordingly it is difficult to assess or predict with any assurance the size or growth rate, if any, of these markets. There can be no assurance that markets for the Company's products will develop, or that the Company's products will be accepted. If these markets fail to develop, develop more slowly than expected, or attract new competitors, or if the Company's products do not achieve market acceptance, the Company's business, operating results and financial condition could be materially adversely affected. Even if broader market acceptance is achieved, the reusable component market may continue to be characterized by numerous competitors in the areas of tools, methodology and services. In addition, in the event COM-based programming loses market acceptance to CORBA or to another

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standard, or be replaced by another programming language, the Company's business, financial condition and results of operations could be materially and adversely affected. Because the Company's strategy is to develop standards-based products, and these standards are relatively new, not widely accepted and compete with other emerging standards, to the extent that these standards are not commercially successful, this will have a material adverse affect on the Company's business, operating results and financial condition. Competing or alternative technologies are being, or are likely in the future to be, promoted by current and potential competitors of the Company, some of which have well-established relationships with current and potential customers of the Company. Some of these current and potential competitors have extensive knowledge of the markets served by the Company, better name recognition and more extensive development, sales and marketing resources than the Company. To the extent these organizations actually become competitors to the Company, they may prove to materially and adversely affect the Company's business, financial condition and results of operations.

  Dependence on Microsoft. The Company's current products comply with Microsoft's COM, DCOM and COM+ standards and have been designed specifically for professional developers who utilize primarily Microsoft Visual Development Languages and, to a lesser extent, Inprise's programming language, Delphi(R). To the extent that Microsoft changes its visual programming languages, changes its programming standards, withholds information regarding such changes or other changes to its Windows(R) or Windows NT(R) operating systems, changes the manner in which it markets its visual development languages or component standards, or does not provide the Company with pre-release information about such changes, the Company could be adversely impacted. Such impacts could result in the delay of the release of the Company's products, the Company's cost of developing products could be significantly increased, and the Company may be required to expend significant resources to modify its marketing and sales priorities and direction.

  Limited Product Distribution. The Company's future revenues from product sales are substantially dependent upon the Company's ability to successfully market and sell its products. The Company currently sells its products solely by utilizing electronic software distribution ("ESD") via its Web site. Through September 30, 1998, Company sales of its products via its Web site have been limited, generating insignificant revenues. Although the Company believes that the use of the Internet for software sales and distribution will continue to grow, the Company acknowledges the need to increase its internal sales staff, and to market and distribute its products through resellers and integrators and other channels in order to increase sales. There can be no assurance that the Company will be successful in attracting and retaining such sales professionals, or in establishing a channel of resellers and integrators. Failure to accomplish any of these tasks could materially and adversely affect the Company's financial condition and results of operation. In addition, the Company has entered into distribution relationships with Digital River Inc. and Earth Web Inc., and intends to explore additional third-party partnerships with other independent software vendors ("ISVs") and explore co-marketing arrangements. There can be no assurance that such relationships will increase product sales through these channels or that the Company will be successful in entering into further distribution relationships or that such relationships will prove beneficial to the Company.

  Uncertainties Regarding Component Product Positioning. The current standard in the component industry is to sell bundled tools and components in a "class library" consisting of numerous products, whereas the Company's marketing strategy for its software components is, among other things, to sell individual components at a lower unit cost than the bundled products. There can be no assurances such product positioning will be accepted in the marketplace. To the extent that the Company's non-bundled products do not achieve market acceptance, the Company may be required to significantly reduce the individual price per component to make the product more attractive, or may be required to develop additional products to offer as a bundled library. In either event, the Company's financial performance could be materially adversely affected.

  Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results. As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to forecast accurately its revenues. The Company's current and future expense levels are based largely on its product development plans and are to a large extent fixed. Revenues from consulting engagements tend to fluctuate as consulting contracts, which may extend over several months, are undertaken, renewed, completed or terminated. Product revenue is difficult to forecast due to the fact that the Company to date has not generated significant material revenue from its individual software component sales. The Company also has not determined what the average sales cycle, from initial evaluation to purchase, will be for future sales. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations.

  The Company may experience significant fluctuations in its quarterly operating results due to a variety of factors, many of which are outside the Company's control. Future operating results will depend upon many factors, including the timing of consulting engagements and payment terms, demand for the Company's products and services, the level of product and price competition in the industry, the length of the Company's sales cycle, the budget cycles of the Company's customers, the timing of new product introductions and product enhancements, the mix of products and services sold, activities of and acquisitions by competitors, changes in pricing policy by the Company and its competitors, analysts' reports about the Company, its components and application framework technology, the hiring new employees, the ability of the Company to develop and market new products and control costs, and general economic conditions and economic conditions specific to the Internet, on-line commerce and the software component industry in general.

  Competition. The market for software consulting and contract development/software system design services is extremely competitive. The principal competitive factors in this market are thoroughness and ingenuity of solution proposed and responsiveness to client proposal requests, and to a lessor degree, reputation and price. Many of the Company's competitors in the consulting arena have substantially greater financial, management, marketing and technical resources than the Company. There can be no assurance that the Company will be able to compete successfully against current and future competition, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

  The market for the Company's reusable software components is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's current products are targeted at professional software developers who program using primarily Microsoft Visual Programming Languages. The Company's competitors offer a variety of products and services to address this market. The Company believes that the principal competitive factors in this market are product quality, flexibility, performance, functionality and product features, use of standards-based technology, quality of support and service, company reputation and price. While price is less significant than other factors for corporate customers, price can be a significant factor for individual developers. Direct and indirect competitors in the component market include Microsoft, RogueWave Software, Inc., Progress Software Corporation, KL Group, Inc. and others, and the Company expects to face significant competition in the future from these and other companies. Most of these competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, name recognition and larger installed bases of customers than the Company. Additionally, many of these current and potential competitors have well-established relationships with potential customers of the Company, have extensive knowledge of the markets serviced by the Company's customers, more extensive development, sales and marketing resources and are capable of offering single vendor solutions. As a result, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than the Company. Certain competitors have been known to license software for free to gain a competitive advantage. Such competition could materially adversely affect the Company's ability to sell products on terms favorable to the Company. There can be no assurance that the Company will be able to compete successfully against current and future competition, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

  The Company also faces competition from other software vendors, systems integrators and internal development efforts. Many of these competitors possess industry-specific expertise that may enable them to offer a single vendor solution more easily, and already have a reputation among potential customers for offering enterprise-wide solutions for software programming needs. There can be no assurance that these third-parties, most of whom have significantly greater resources than the Company, will not market competitive software business solutions in the future. It is also possible that new competitors or alliances among competitors will emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition and results of operations.

  The advent of the Internet as a computing, communication and collaboration platform, as well as a low-cost and efficient distribution on-line service and electronic commerce vehicle, increases competition and creates uncertainty as to future directions this technology will ultimately take. The Company faces intense competition in the development and marketing of Web-based COM, DCOM and COM+ software components and business solutions from a wide variety of companies. There can be no assurances that the Company will be able to compete effectively for business opportunities as they arise on the Internet, on-line services, electronic commerce and other emerging areas.

  Dependence on Consulting Engagements for Product Research and Development and Marketing Research. The Company's strategy depends in part on its continued ability to use its consulting engagements as a research and development opportunity for products the Company might market in the future. The Company generally negotiates its consulting agreements to enable the Company to retain intellectual property rights to portions of the software being developed, while the client retains rights to the entire program developed. If the Company is not successful in growing its consulting business, is not able to negotiate consulting agreements which allow the Company to retain rights to portions of the developed software, or the needs of the Company's consulting customers do not create opportunities for creating marketable products, the Company may be required to expend significant amounts of resources, or contract with third-parties, to perform research and development for new product offerings, which could materially and adversely affect the Company's financial condition and results of operation. The Company also utilizes its consulting services for its marketing research. However, the needs of the Company's consulting customers may not be representative of the needs of the professional software developer community in general, and there can be no assurances that the Company will be successful in obtaining sufficient information through its consulting services to be able to develop software components and application frameworks that are desirable to professional software developers and corporate application programmers. To the extent that the Company's consulting services, or other internal research or marketing methods, are insufficient for such purposes, the Company may be required to expend significant amounts of resources, or contract with third-parties, to obtain the necessary market research information necessary to validate new products or the positioning the Company proposes, which could materially and adversely affect the Company's financial condition and results of operation.

  Rapid Technological Change. To remain competitive, the Company must develop new products, while enhancing and improving its existing products and components. Web-centric software tools are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies, and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state-of-the-art technologies, enhance its existing services, develop or acquire new services and technologies that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that its enhanced and new products will achieve adequate market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, significant delays in product development or introduction would have a material adverse effect on the Company's business, financial condition and results of operations.

  Dependence on Growth of Internet/Intranet/Extranet Software
Applications. The Company's product strategies focus on supporting professional software developers programming Internet, intranet and/or extranet-related applications using any of the visual development languages available, including Microsoft's Visual Programming Languages and Inprise Corporation's ("Inprise") Delphi(R). Accordingly, revenues derived from the Company's products and consulting services will depend in large part upon the rate of adoption by businesses and end-users of the Internet, intranets, and extranets for commerce and communications. Many of the critical issues concerning the Internet, including security, reliability, cost, ease of use, access and quality of service, remain unresolved at this time, hindering adoption by many enterprises and end-users. To the extent the Internet, intranets, and in turn extranets, are not widely used by businesses and end-users, there would be a corresponding material adverse effect on the Company's business, operating results and financial condition. The Company's recent entry into these markets is subject to a number of risks, including among others, the Company's inexperience in these markets, the new and evolving nature of these markets, the Company's need to make choices regarding the visual development languages and standards on which to focus, the ongoing transition of and investment of resources for this segment by the Company, the Company's limited market credibility in this area, and the presence of several very large and well-established businesses, as well as a number of smaller very successful companies, already competing in this market. There can be no assurance that sales in these markets will meet the Company's objectives, in which case the Company's business, operating results or financial condition could be materially adversely affected.

  Reliance on Management and Key Personnel; Changes in Management. The Company's future performance depends in significant part upon the continued service of its key technical personnel and senior management. The loss of the services of one or more of the Company's executive officers or key technical personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into employment agreements with certain of its executive officers and key personnel. See "MANAGEMENT--Executive Compensation and Other Information-- Employment Contracts." Generally, these agreements are for a term of one year and may be renewed for successive one-year terms. Additionally, the Company is continually seeking to expand the capabilities of its management team by adding new executives or replacing current executives. In early October 1998, Ryan Smith and John Guarino, each a former director and the Company's former chief executive officer and senior executive vice president, respectively, resigned from their positions with the Company, and the Company hired Matthew Schiltz as consultant to the Company and to serve as interim chief executive officer. Effective on October 27, 1998, the Company appointed Steve Wollach, the Company's Chief Financial Officer and Director, to serve as the Company's President as part of an internal reorganization being effected by the Company and to replace Mr. Schiltz. Mr. Schiltz has agreed to continue to serve as an advisor to the Company through June 1999. In addition, the Company hired Dale Western as the Company's Vice President of Engineering and Development. The Company expects that there may be additional additions to or changes in management in the future. The cost and management time expended in expanding the capabilities of the management team and the resulting change in management structure could have a material adverse affect on the Company, its product launches and business strategy and its operating results.

  Control by Existing Shareholders. Approximately 49.1 percent of the outstanding shares of Common Stock as of February 8, 1999 are owned by current and former directors and officers of the Company or their respective affiliates. Assuming exercise in full of all the Warrants for which Shares are being offered in this Prospectus, such persons would own approximately 45.9 percent of the then-outstanding shares of Common Stock. All such shareholders, if they were to vote together, could significantly influence the outcome of matters submitted to a vote of the Company's shareholders, including the election of directors to the Company's Board of Directors. Shareholders do not have the right to cummulate votes in the election of directors and do not have preemptive rights. See "PRINCIPAL SHAREHOLDERS" and "DESCRIPTION OF SECURITIES."

  Software Defects and Liability Claims. Software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. There can be no assurance that, despite testing by the Company, third-parties and potential customers, defects and errors will not be found in current versions, new versions or enhancements after commercial shipments begin, resulting in the loss of revenues, delay in market acceptance or unexpected re-programming costs, which could have a material adverse effect upon the Company's business, operating results and financial condition.

  The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

  Proprietary Rights, Risks of Infringement. The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology.

  The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

  Risks Associated with Potential Acquisitions. As a part of the Company's business strategy, the Company intends to review acquisition prospects that would complement the Company's consulting services or existing product offerings, augment the Company's market coverage or enhance its technological capabilities, or that may otherwise offer growth opportunities. Although the Company does not have current agreements or negotiations underway with respect to any such acquisitions, the Company may make acquisitions of businesses, products or technologies in the future. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's operating results and/or the market price of the Common Stock. Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience and potential loss of key employees of acquired organizations. Shareholders do not generally have rights to approve any such acquisitions other than as required by Washington Corporate law. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and operating results.

  Year 2000 Issues. Many companies are currently expending significant resources in order to address the "Year 2000" issue. Expenditures to address the Year 2000 issue often involve the modification of legacy and other existing software systems rather than the development of new systems. Because of the size of such expenditures, companies may defer or cancel other new software development projects for which such companies might otherwise have purchased products from the Company or engaged the Company for consulting. Any reductions in revenues to the Company resulting from other companies focus on the Year 2000 issue could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company has commenced a review of its internal information systems. The objective of the review is to address necessary code changes, testing and implementation with the objective of taking corrective action based on the results of such review. In addition, the Company could be materially and adversely affected by costs or complications relating to code changes, testing and implementation for its own systems or similar issues faced by its distributors, suppliers, customers, vendors and the financial service organizations with which the Company interacts. At this time, the Company has not yet determined the cost related to achieving Year 2000 compliance.

  The Year 2000 issue could affect the products that the Company sells. The Company has reviewed its current products and believes that its products are Year 2000 compliant. However, to the extent that the Company's products prove to be non-compliant, or in the event of any dispute with any customer regarding whether the Company's products are compliant, the Company's business, results of operations and financial condition could be materially and adversely affected.

  Recruiting and Retaining Technical Personnel. The success of the Company depends in large part upon the ability of the Company to recruit and retain highly skilled software engineers and programmers, both as employees and as independent contractors. The Company's consulting division relies primarily on independent contractors and subcontractors to perform services in connection with its consulting engagements. If the Company is unsuccessful in obtaining skilled independent contractors and subcontractors for its consulting engagements, the Company may be unable to perform the contracts on a timely basis and may be unable to bid for contracts which it cannot perform with employees. Additionally, the Company believes that the technological and creative skills of its personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that its intellectual property, once sold to the public market, is easily replicated. The competition for such personnel is intense, and there can be no assurance that the Company will be successful in retaining or recruiting such personnel. In seeking qualified personnel, the Company is required to compete with companies having greater financial and other resources than the Company. In addition, the Company has had to, and may continue to be required to, increase substantially the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. Effective in November, 1998, the Company reorganized and reduced its employee base. Such reorganization may also make recruiting new talented employees more difficult and costly. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on the Company, its product launches and its operating results.

  No Dividends. The Company does not intend to declare any dividends on the Common Stock in the foreseeable future.

  Anti-takeover Effect of Certain Provisions of Articles of Incorporation. The Company's Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of preferred stock. Further, certain provisions of the Company's Articles of Incorporation and Bylaws and provisions of Washington law, including the presence of a staggered Board of Directors, could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "DESCRIPTION OF CAPITAL STOCK."

  Possible Adverse Effect of Outstanding Warrants and Options. As described in this Prospectus, there are currently approximately 978,401 shares of Common Stock reserved for issuance upon the exercise of the Warrants (at a weighted average exercise price of approximately $3.01 per share), and an aggregate of 2,000,000 shares of Common Stock reserved for issuance upon exercise of options that may be granted under the Company's 1998 Stock Option Plan. As of February 8, 1999 the Company had granted stock options to purchase up to an aggregate of 1,648,750 shares of Common Stock at a weighted average exercise price of approximately $1.40 per share. In connection with the Company's recent restructuring, which included a reduction in the number of employees, the Company repriced all outstanding stock options held by continuing employees and directors to $1.406 per share, the last trade price of the Common Stock on November 4, 1998. To the extent that any outstanding Warrants or options are exercised, holders of Common Stock will be diluted. In addition, any sales in the public market of the shares underlying such Warrants or options may adversely affect prevailing market prices for the Common Stock and may adversely affect the Company's ability to obtain additional equity financing. See "DESCRIPTION OF SECURITIES."

  Shares Eligible for Future Sale. As of the date of this Prospectus, there are 14,708,927 shares of Common Stock outstanding, of which 1,946,617 Shares are being offered hereby (exclusive of 978,401 shares issuable upon exercise of the Warrants and which are also being registered hereby). There are currently 5,165,526 previously issued shares that are freely tradable without restriction or further registration under the Securities Act. Other than the Shares being registered hereunder, the Company has not granted any registration rights with regard to any additional shares of Common Stock. All of the remaining 7,596,784 shares of Common Stock outstanding are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act and will become eligible for sale, pursuant to Rule 144 commencing on various dates following the date of this Prospectus. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "SHARES ELIGIBLE FOR FUTURE SALE."

  Extreme Volatility of Stock Price. Like other software and high technology companies, the market price of the Company's Common Stock has been and may continue to be extremely volatile. Since the Common Stock began listing on the OTC Bulletin Board in September 1997, the bid price of the Common Stock has ranged from a high of $9.94 to a low of $0.9375. Factors such as quarterly fluctuations in the Company's results of operations, the announcement of technological innovations or the introduction of new products by the Company or its competitors, and general conditions in the computer software and hardware industries may have a significant impact on the market price of the Common Stock. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar or related to that of the Company and that have been unrelated to the operating performance of these companies. These market fluctuations may materially and adversely affect the market price of the Common Stock.

  No Assurance of Public Market; Failure to Gain Listing on The Nasdaq SmallCap Market; Risks Relating to Low-Priced Stocks. The Common Stock is currently traded on the OTC Bulletin Board. There can be no assurance that a regular trading market will develop or be sustained after the date of this Prospectus. Following the date of this Prospectus, at such time that the Company meet the initial listing requirements, the Company intends to apply for listing on The Nasdaq SmallCap Market ("NASDAQ"). The minimum listing requirements to qualify for listing on NASDAQ include generally either $4 million in net tangible assets (total assets, excluding goodwill, less total liabilities), $750,000 in net income or $50 million in market capitalization, and a $5 million market value of the public float. In addition, initial listing also requires three market makers and a minimum bid price of $4.00 per share. In order to continue to be listed on NASDAQ, the Company must maintain either $2 million in net tangible assets or $500,000 in net income, and a $4 million market value of its public float. As of the date of this Prospectus, the Company does not satisfy the initial listing requirements for listing on NASDAQ. If the Company is not able to apply for listing on NASDAQ or is not accepted for listing on NASDAQ, the Common Stock will continue to be traded on the OTC Bulletin Board. In addition, if the Company is subsequently listed on NASDAQ and fails to meet the maintenance criteria, the Company's securities would be delisted from NASDAQ, and trading, if any, in the Company's securities would thereafter be conducted on the OTC Bulletin Board. For as long as the Common Stock is traded on the OTC Bulletin Board, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock than if it were listed on NASDAQ.

  For as long as the Common Stock is traded on the OTC Bulletin Board and the trading price of the Common Stock is below $5.00 per share, trading in such securities will be subject to the requirements of certain "penny stock" rules promulgated under the Exchange Act. These rules require additional disclosure to investors by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require that, prior to any penny stock transaction, the broker-dealer deliver to the investor a disclosure statement explaining the penny stock market and the associated risks with the market. The rules also impose sales practice requirements on broker-dealers who sell penny stocks to persons other than to established customers or accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's securities, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell any of the Shares acquired in this offering in the secondary market.

                                USE OF PROCEEDS

  All of the Shares offered hereby are being offered by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares. See "SELLING SHAREHOLDERS." Assuming exercise in full of the Warrants, the Company would receive approximately $2,941,604 upon such exercise, which would be used for general corporate purposes and working capital. The Warrants are currently out of the money and until the trading price for the Common Stock is greater than the exercise price for the Warrants, the Company does not expect the Warrants to be exercised.

                             SELLING SHAREHOLDERS

  The following table sets forth certain information about the Selling Shareholders, including the number of shares of Common Stock being registered hereunder and that may be offered for sale from time to time by the Selling Shareholders. The Shares listed below consist of 1,946,617 shares of Common Stock that are currently issued and outstanding, and 978,401 shares of Common Stock that are subject to certain outstanding Warrants and that may be issued upon exercise of such Warrants. Except as noted below, the Shares offered for sale constitute all of the shares of Common Stock known to the Company to be beneficially owned by the respective Selling Shareholders, and following the offering and sale of the Shares, to the best of the Company's knowledge, none of the Selling Shareholders will beneficially own more than one percent of the issued and outstanding shares of Common Stock. In addition, other than as described below, none of the Selling Shareholders has held any position or office with the Company or had or have any material relationship with the Company.

  Of the 2,925,018 Shares being offered hereunder on behalf of the Selling Shareholders, 1,534,010 shares were originally issued and sold to certain foreign investors in a private offering in May 1998 at a price of $4.00 per share, 112,607 shares were issued upon conversion of certain Company debt in September 1997 at a conversion rate of $.65 per share, 200,000 shares were issued in May 1998 as consideration for consulting services to the Company at a deemed price per share of $4.00 and the Company issued 100,000 shares at a price of $1.50 per share upon exercise of warrants granted in September 1997 as part of a Company financing. In addition, this Prospectus includes 978,401 shares of Common Stock issuable upon exercise of certain outstanding Warrants granted by the Company to various third-parties in 1998 in consideration for services provided to the Company. The Warrants consist of the following: (i) warrants for 200,000 shares granted to Berliner Freiverkehr AG in April 1998 at an exercise price of $4.00 per share (the "Berliner Warrant") in consideration for financial consulting services valued at approximately $77,000 rendered to the Company in Germany; (ii) warrants for 500,000 shares granted to National Day Corporation in May 1998 at an exercise price of $4.00 per share (the "National Day Warrant") in consideration for its efforts and assistance in raising capital for the Company, in providing certain short-term bridge loans to the Company, and making introductions to foreign brokers and investors, which services were valued at approxmiately $50,000; (iii) warrants for 153,401 shares granted to certain foreign brokers and their affiliates in May 1998 at an exercise price of $4.00 per share (the "Brokers' Warrants") in consideration for their assistance in connection with the Company's private offering of Common Stock to foreign investors in May 1998, which services were valued at approximately $15,340; and (iv) warrants for 175,000 shares granted to GlobeMedia AG in June 1998 at an exercise price of $4.00 per share (the "GlobeMedia Warrants") in consideration for certain media, marketing and publication relation services for the Company in Europe, which services were valued at approximately $22,500. See "DESCRIPTION OF SECURITIES." Subsequently, in January 1999, the Company repriced the National Day Warrant to an exercise price of $1.406 per share, in consideration for on-going consulting services performed by the consultant. If the market price of the Common Stock does not exceed the applicable exercise prices for the Warrants, the Company does not believe that any such Warrants will be exercised.

  The Company has agreed with each of the Selling Shareholders, pursuant to the terms of the Warrants, the purchase agreements by which certain of the Selling Shareholders acquired their Shares and otherwise, to use its best efforts to register the Shares. Pursuant to these arrangements, the Company will pay all expenses in connection with the registration and sale of the Shares, except any selling commissions or discounts allocable to sales of the Shares, fees and disbursements of counsel and other representatives of the Selling Shareholders, and any stock transfer taxes payable by reason of any such sale.

  The following tables set forth certain information about the Selling
Shareholders:

Shares Issuable Upon Exercise of Outstanding Warrants

                                            Number of Shares
                                           Underlying Warrants
                                           Beneficially Owned  Number of Shares
Name of Selling Shareholder                  Before Offering   Offered for Sale
---------------------------                ------------------- ----------------
National Day Corporation..................        629,057          500,000
Berliner Freiverkehr AG...................        200,000          200,000
GlobeMedia AG.............................        125,000          125,000
Alexander Nill............................         26,700           26,700
Jan Nicolaus Voswinckel...................          1,000            1,000
Stefan Kallabis...........................         11,625           11,625
Martin Lechner............................         13,545           13,545
Thorsten Wagner...........................          5,000            5,000
ACP Venture AG............................          5,500            5,500
International Investment Management
 Limited..................................         25,000           25,000
Nick Nugent...............................         25,000           25,000
Value Management & Research GmbH..........         25,000           25,000
Walter Edgar Seiz.........................          3,977            3,877
Simon Ford................................          3,877            3,877
Edward C. Henschel........................          3,877            3,877
ECM Securities Services GmbH..............          3,400            3,400
                                                ---------          -------
  TOTAL:..................................      1,107,558          978,401
                                                =========          =======

Shares Issued in Debt Conversion

                                            Number of Shares
                                           Beneficially Owned  Number of Shares
Name of Selling Shareholder                  Before Offering   Offered for Sale
---------------------------                ------------------- ----------------
Thad E. Wardall...........................      1,152,607          112,607
                                                ---------          -------
  TOTAL:..................................      1,152,607          112,607
                                                =========          =======

  Thad E. Wardall is a director of the Company. In September 1996, the Company borrowed $125,000 from Mr. Wardall evidenced by a secured promissory note. Subsequently, in August 1997, the Company cancelled the promissory note and reissued to Mr. Wardall a new convertible promissory note for the outstanding principal on the prior note. In October 1997, Mr. Wardall converted the principal plus accrued interest on the new note into 112,607 shares of Common Stock, which shares are being registered for resale hereunder. Following the offering of all of the Shares hereunder (including the shares issuable upon exercise of the Warrants), Mr. Wardall will beneficially own approximately 6.9% of then issued and outstanding shares of Common Stock. See "MANAGEMENT" and "PRINCIPAL SHAREHOLDERS."

Shares Issued for Consulting/Financing Services

                                              Number of Shares
                                             Beneficially Owned Number of Shares
Name of Selling Shareholder                   Before Offering   Offered for Sale
---------------------------                  ------------------ ----------------
Starward Securities, Ltd. ..................       208,386           200,000
Matrix Securities Pty., Ltd. ...............       121,700           100,000
                                                 ---------         ---------
  TOTAL:....................................       330,086           300,000
                                                 =========         =========

Shares Issued in May 1998 Private Placement

                                              Number of Shares
                                             Beneficially Owned Number of Shares
Name of Selling Shareholder                   Before Offering   Offered for Sale
---------------------------                  ------------------ ----------------
Bankers Trust International PLC.............       500,000           500,000
Prime Asset Management Ltd..................       100,000           100,000
Bank Vontobel & Co. AG......................       145,000           145,000
Oyster SICAV-Europe Value...................        80,000            80,000

                                              Number of Shares
                                             Beneficially Owned Number of Shares
Name of Selling Shareholder                   Before Offering   Offered for Sale
---------------------------                  ------------------ ----------------
ACP Ventures AG.............................        55,000            55,000
Alexander Nill..............................        55,000            55,000
Dieter Nill.................................        50,000            50,000
Sigi Piel...................................        50,000            50,000
VMR Fund-Strategie Quadrat..................        50,000            50,000
Thorsten Wagner.............................        50,000            50,000
Martin Lechner..............................        30,000            30,000
Karsten Schiebler...........................        27,500            27,500
Abakus Fonds UI.............................        25,000            25,000
Patrik Cohn.................................        25,000            25,000
VMR Fund-Shareholder Value..................        20,000            20,000
Fred Kompauer...............................        15,000            15,000
Peter Gorg..................................        10,000            10,000
Joachin Paech...............................        10,000            10,000
Mathias von Marcard.........................         8,000             8,000
Rudolf Fichtner.............................         7,900             7,900
Siegfried Piel..............................         7,500             7,500
Dr. Olaf Hein...............................         7,000             7,000
Claes Smith-Solbakken.......................         5,000             5,000
Eckbrecht Belka.............................         5,000             5,000
Dr. Hans-Christian Donnerstag...............         5,000             5,000
Markus Gies.................................         5,000             5,000
Maria Gies..................................         5,000             5,000
Aloys Korioth...............................         5,000             5,000
Gunter Kramer...............................         5,000             5,000
Norbert Tingelhoff..........................         5,000             5,000
Leonhard Teutrine...........................         5,000             5,000
Ernst Wild..................................         5,000             5,000
Christian Zehendner.........................         5,000             5,000
Bernarda Bole-Vekar.........................         4,500             4,500
Horst Bernges...............................         4,000             4,000
Kurt Koenig.................................         4,000             4,000
Ulf Lesemann................................         4,000             4,000
Harald & Marianne Britz.....................         3,500             3,500
Dr. Ernst Fischer...........................         3,500             3,500
Gerhard and Hannelore Goldschmitt...........         3,500             3,500
Cherno Jobatey..............................         3,500             3,500
Thorsten Wobig..............................         3,500             3,500
Fritz Gutschmitt............................         3,000             3,000
Wolfgang Heichel............................         3,000             3,000
Klaus Heidenreich...........................         3,000             3,000
Gunter and Anita Hornung....................         3,000             3,000
Dr. Rainer and Andrea Marquart..............         3,000             3,000
Fritz Oehler................................         3,000             3,000
Dr. Marcus Optiz............................         3,000             3,000
Dr. Walter Reinhard.........................         3,000             3,000
Irmtraut Becker.............................         2,500             2,500
Christoph Brunning..........................         2,500             2,500
Walter Cullmann.............................         2,500             2,500

                                              Number of Shares
                                             Beneficially Owned Number of Shares
Name of Selling Shareholder                   Before Offering   Offered for Sale
---------------------------                  ------------------ ----------------
Siegfried Drautz............................         2,500             2,500
Jurgen Gebhardt.............................         2,500             2,500
Walter Karitzki.............................         2,500             2,500
Helga Marienfeld............................         2,500             2,500
Wolfgang Pfeiffer...........................         2,500             2,500
Schabin Sattari.............................         2,500             2,500
Thomas Schinogel............................         2,500             2,500
Helmut Senft................................         2,500             2,500
Hermann Huber...............................         2,110             2,110
Christoph Baer..............................         2,000             2,000
Andreas Bernd...............................         2,000             2,000
Juergen Braun...............................         2,000             2,000
Hans Jurgen Eschmann........................         2,000             2,000
Karin Figge.................................         2,000             2,000
Andreas Gunther.............................         2,000             2,000
Charlotta Heuer.............................         2,000             2,000
Roland und Maike Konig......................         2,000             2,000
Kurt Kosse..................................         2,000             2,000
Michael Roussinos...........................         2,000             2,000
Roland und Waltraut Schuster................         2,000             2,000
Wienfried Siebert...........................         2,000             2,000
Josef Stiefvater............................         2,000             2,000
Edwin Thoma.................................         2,000             2,000
Jurgen Wagner...............................         2,000             2,000
Ada Wilcke..................................         2,000             2,000
Peter Nosek.................................         1,800             1,800
John Mantle.................................         1,500             1,500
Michael Karow...............................         1,100             1,100
Reiner Balzer...............................         1,000             1,000
Elisabeth Baumgartner.......................         1,000             1,000
Dieter Bidlingmaier.........................         1,000             1,000
Manfred Breu................................         1,000             1,000
Gabriele Cuno...............................         1,000             1,000
Matthias Eckert.............................         1,000             1,000
Bernd Heimburger............................         1,000             1,000
Guido Jesemann..............................         1,000             1,000
Nicolaus Loibl..............................         1,000             1,000
Ermias Mekasha..............................         1,000             1,000
Miachel Obraczka............................         1,000             1,000
Klaus Schumann..............................         1,000             1,000
Frank Sommer................................         1,000             1,000
Stefan Taubitz..............................         1,000             1,000
Goetz Wende.................................         1,000             1,000
Thomas Haarmeyer............................           900               900
Erhard Karle................................           800               800
Centa Hahn..................................           750               750
Klaus Hahn..................................           750               750
Barbara Belka...............................           700               700
Britta Juenger..............................           700               700

                                              Number of Shares
                                             Beneficially Owned Number of Shares
Name of Selling Shareholder                   Before Offering   Offered for Sale
---------------------------                  ------------------ ----------------
Peter Scannewin.............................           600               600
Joerg George................................           550               550
Thorsten Belka..............................           500               500
Thomas Blum.................................           500               500
Thomas Diener...............................           500               500
Jurgen Doring...............................           500               500
Guenter Spens GmbH..........................           500               500
Albert Hellwage.............................           500               500
Andreas Hesse...............................           500               500
Uwe Kranz...................................           500               500
Ariane Mummert..............................           500               500
Lydia Paulussen.............................           500               500
Vermeulen-Schiffers.........................           500               500
Willi Waden.................................           500               500
Anton Jell..................................           250               250
Walter Edgar Seiz...........................           100               100
                                                 ---------         ---------
  TOTAL:....................................     1,534,010         1,534,010
                                                 =========         =========

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on the Common Stock. The Company currently anticipates that it will retain future earnings for use in the operation and expansion of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's future earnings, financial condition, applicable dividend restrictions and capital requirements and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of September 30, 1998:

                                                                  September 30,
                                                                      1998
                                                                  -------------
   Short-term debt...............................................  $  517,382
   Long-term liabilities.........................................         --
   Shareholders' equity:
     Common Stock, $.01 par value, 50,000,000 authorized shares and 14,708,927 shares issued and outstanding at September
      30, 1998...................................................     147,089
     Preferred Stock, $.01 par value, issuable in series:
      10,000,000 shares
      authorized; no shares issued and outstanding...............         --
     Additional paid-in capital..................................   8,450,161
     Retained deficit............................................  (4,366,602)
                                                                   ----------
       Total shareholders' equity................................   4,230,648
                                                                   ----------
         Total capitalization....................................  $4,748,030
                                                                   ==========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains forward-looking statements regarding the Company, its business, prospects and results of operations that are subject to risks and uncertainties posed by many factors and events that could cause the Company's actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein as well as those discussed under the captions "Risk Factors" and "Business" as well as those discussed elsewhere in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. Readers are urged to carefully review and consider the various disclosures made by the Company in this Prospectus that attempt to advise interested parties of the risks and factors that may affect the Company's business.

Overview

  The Company was incorporated in the State of Washington in October 1995 and operated under the name Neoteric Media, Inc., d/b/a Interactive Objects, until August 1997. In August 1997, pursuant to the terms of an acquisition agreement with Asia Pacific Chemical Engineering Corp., a publicly-held Utah corporation with nominal assets and liabilities, Neoteric Media entered into a business combination with APEC. In the Neoteric Acquisition, the shareholders of Neoteric Media exchanged their stock for a majority of the then-outstanding common stock of APEC and Neoteric Media became a wholly-owned subsidiary of APEC (which changed its name to Interactive Objects). For accounting purposes, the Neoteric Acquisition was accounted for as a reverse purchase, with Interactive Objects as the continuing entity. The Company's audited financial statements include, since August 1997, the results of APEC operations, which were insignificant. See Note 1 of Notes to Financial Statements. The Company's unaudited pro forma results of operations as if the APEC transaction had occurred on January 1, 1996 are included in Note 1 of Notes to Financial Statements. The Company had insignificant operations in 1996 and most of 1997.

  Through September 30, 1998, substantially all of the Company's revenues have been derived from its software consulting services. To date, the Company has provided consulting services primarily for SAFECO, and has performed consulting services on smaller projects for other corporations, including Microsoft and Eddie Bauer. While the Company expects that revenue from its consulting services will grow in the future, it also believes that over the long term, revenues from its recently released and future products will become a larger percentage of total sales. As of July 31, 1998, the Company's consulting relationship with SAFECO concluded and the Company does not currently expect any future revenues from SAFECO. On July 31, 1998, the Company's latest contract with SAFECO, the fourth in a series of contracts granted by SAFECO for various phases in the development of an Internet-based automation program for SAFECO's insurance agents, expired by its terms and SAFECO took over management of the project. The Company performed consulting services for SAFECO covering approximately one year and during such period revenues from SAFECO consulting represented substantially all of the Company's total revenue. With the conclusion of its relationship with SAFECO, the Company expects that consulting revenue will decrease for the second half of 1998. See "RISK FACTORS-- Concentration of Customers; Limited Marketing Experience" and "--Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results."

  In the first quarter of 1998, the Company released two software component products and acquired a Novell-based software component product. Subsequent to such acquisition, the Company decided to focus exclusively on Microsoft-based software component products. The Company also released a suite of four components in October 1998. The Company has until recently marketed its products solely through the Internet. Revenue from product sales has been insignificant to date, and there can be no assurance that the Company will be successful in marketing its products. The Company expects product revenue to grow; however, for the near term such revenue will continue to be a small percentage of sales as compared to sales from software consulting services.

  Effective in early November 1998, the Company announced a Company-wide restructuring plan. As part of this plan, the Company reduced its employee base from 23 to 13 employees, most of whom were first-level supervisors and administrative staff. In addition, the Company promoted Steve Wollach, the Company's Chief Financial Officer and Director, to serve as the Company's President to replace Matthew Schiltz, a consultant hired by the Company in October 1998 to serve as the Company's interim chief executive officer in connection with the resignation of Ryan Smith, the former Chief Executive Officer of the Company. Mr. Schiltz has agreed to continue to serve as an advisor to the Company and its Board of Directors through June 1999. In addition, the Company also hired Dale Western as the Company's Vice President of Engineering and Development. The Company plans to take a one-time restructuring charge in the fourth quarter of 1998. In connection with the Company's restructuring plan, the Company intends to take certain non-recurring restructuring charges in the fourth quarter of 1998 in the amount of approximately $385,000. These charges include severance payments of $60,000 paid in the fourth quarter of 1998, moving expenses of $15,000 for consolidation of the Company's offices and a provision of up to $310,000 for severance and settlement payments in connection with the resignations of Ryan Smith and John Guarino from their positions as officers and directors of the Company. See "Certain Transactions." In connection with the restructuring plan, the Company repriced all outstanding stock options held by current Company employees and directors to $1.406 per share, the closing trading price of the Common Stock on the OTC Bulletin Board on November 4, 1998.

Results of Operations

 Nine Months Ended September 30, 1998 and 1997

  Gross Revenue. Gross revenue for the nine-month periods ended September 30, 1998 and 1997 was approximately $2,090,000 and $122,000, respectively. During the nine-month period ended September 30, 1998, substantially all of the Company's revenue was generated by its software consulting services. The Company released its first product in the first quarter of 1998 and did not make any product sales prior to January 1, 1998. The 1,713% increase in gross revenue is attributable primarily to the Company's software consulting agreement with SAFECO, which accounted for substantially all of the Company's revenue in the nine-month period ended September 30, 1998. During the nine-month period ended September 30, 1998, the Company had insignificant revenue from product sales. In prior periods, the Company had no revenues from product sales. See "RISK FACTORS-- Concentration of Customers; Limited Marketing Experience" and "--Uncertainties Regarding Market Acceptance of the Company's Products; New Product Introductions."

  Labor and Benefits Expenses. Labor and benefits includes all internal labor costs and other direct costs related to project performance, such as project specific independent contractor fees, labor costs, supplies and specific project related expenditures. The Company's labor and benefits expenses increased by 1,670% from approximately $178,000 for the nine-month period ended September 30, 1997 to approximately $2,972,000 for the nine months ended September 30, 1998. Labor and benefits consisted exclusively of salaries, taxes and benefits. The increase in labor and benefits expenses from the first three quarters of 1997 to the same period in 1998 was directly attributable to increased costs and independent contractor fees arising out of the Company's consulting contract with SAFECO, as well as the Company's hiring of new employees and increasing salaries to senior management. In addition, the Company hired additional employees during the second half of 1997 and nine-month period ended September 30, 1998 to meet increased demand and had 23 full-time employees at September 30, 1998, and increase of 16 from seven at September 30, 1997.

  At September 30, 1998, the Company had nine employees in software consulting services and product development, eight employees in sales and marketing and six employees in general and administrative. Subsequently, in November 1998 the Company implemented a restructuring plan, including a reduction in the number of employees from 23 to 13 total employees. In addition, the Company hires independent contractors to service project demand for the Company's consulting services on a project by project basis, and expects to continue to staff projects with independent contractors. The Company believes that staffing client projects with independent contractors results in the Company incurring costs that are less than those the Company would experience if projects were internally staffed. The Company expects that it will hire additional staff if and as needed to meet demand from current clients and prospective clients whose projects are anticipated to commence within ninety days after hiring. The Company expects that its independent contractor costs will remain relatively constant as it takes on additional consulting contracts that offset decreases resulting from the termination of its consulting agreement with SAFECO.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $2,563,000 and $138,000 for the nine-month periods ended September 30, 1998 and 1997, respectively. The amounts for the nine months ended September 30, 1998 includes approximately $1,084,000 as a non-cash compensation expense for Company securities issued during such period for consulting and other services. In each period, the other expenses consisted primarily of employee recruiting, travel, professional fees, occupancy costs, telephone and related Internet connectivity fees, computer network costs, office expenses and supplies, marketing, advertising and new business development costs. Overall, selling, general and administrative expenses as a percentage of gross revenue were 123% for the nine-month period ended September 30, 1998 as compared to 113% for the same period in 1997. The increase in selling, general, and administrative expenses was primarily a result of the one-time non-cash compensation expense recorded for securities issued for consulting services and other services in connection with the Company's financing and investor relations efforts and, secondarily, of an increase in the Company's sales, marketing and advertising efforts in anticipation of growth and its 1998 product releases and, secondarily, of increased professional fees in connection with its financing efforts in 1998 and the Company entering into a lease for additional office space. The decrease as a percentage of gross revenue was due to the Company's increased revenues growing at a greater rate than expenses.

  Management believes that selling, general, and administrative expenses will decrease as a percentage of gross revenue in future periods. General and administrative expenses have increased due to increased staffing, investment in infrastructure and associated expenses necessary to manage and support the Company's growing operations. The Company believes that its general and administrative expenses will increase in dollar amount for fiscal 1998 as a result of an anticipated expansion of the Company's administrative staff required to support its growing operations and as a result of an increase in expenses associated with being a Exchange Act reporting company. The Company anticipates that it will begin to devote further resources to product development in fiscal 1998. All costs incurred in the research and development of software products and enhancements to existing products have been expensed as incurred and the cost of acquired software products have been capitalized. The Company's capitalized software will be amortized as required by GAAP principles beginning in the first quarter of 1998 when the product was released for sale to the public.

  Net Loss. The Company recognized a net loss of approximately $3,377,000 (representing 162% of gross revenue) for the nine-month period ended September 30, 1998 as compared to $204,000 (representing 167% of gross revenue) for the comparable period in 1997. The increase in net loss on an absolute basis is due primarily to the increased expenses described above which have been only partially offset by increased revenues from the Company's consulting services.

  Interest Expense. Interest expense represents interest expense on Company debt. Interest expense increased to approximately $12,000 in the nine-month period ended September 30, 1998 from $11,000 for the nine months ended September 30, 1997, due to increased borrowings during 1998.

 Years Ended December 31, 1997 and 1996

  Gross Revenue. Gross revenue for fiscal 1997 and fiscal 1996 was approximately $366,000 and $58,000, respectively. During these fiscal years, all of the Company's revenue was generated by its software consulting services. The 632% increase in fiscal 1997 gross revenue over fiscal 1996 gross revenue is attributable primarily to the Company's software consulting agreement with SAFECO, which accounted for approximately $296,000 in revenue in 1997. During fiscal 1996 and 1997 the Company had no revenue from product sales.

  Labor and Benefits Expenses. Labor and benefits includes all internal labor costs and other direct costs related to project performance, such as project specific independent contractor fees, labor costs, supplies and specific project related expenditures. The Company's labor and benefits for fiscal 1997 were approximately $787,000. The Company hired additional employees during fiscal 1997 in connection with increasing consulting and product development and had 23 full-time employees at December 31, 1997. The Company's labor and benefits expenses increased by 1,174% from approximately $67,000 for fiscal 1996 to $787,000 in fiscal 1997. The increase resulted primarily from the hiring of additional personnel, primarily in the product development and consulting and in the sales and marketing areas. The Company grew from five full-time employees at December 31, 1996 to 23 full-time employees at December 31, 1997.

  At December 31, 1997, the Company had ten employees in software consulting and product development, four employees in sales and marketing and nine employees in general and administrative. In addition, the Company hires independent contractors to service project demand for the Company's consulting services on a project by project basis, and expects to continue to staff projects with independent contractors. The Company believes that staffing client projects with independent contractors results in the incurrence by the Company of costs that are less than those the Company would experience if projects were internally staffed. The Company expects that it will hire additional staff if and as needed to meet demand from current clients and prospective clients whose projects are anticipated to commence within ninety days after hiring.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $1,256,432 and $61,000 for fiscal 1997 and fiscal 1996, respectively. In each period, these expenses consisted primarily of employee recruiting, travel, professional fees, occupancy costs, telephone and related Internet connectivity fees, computer network costs, office expenses and supplies, marketing, advertising and new business development costs. The amounts for 1997 include a one-time non-cash compensation expense of $780,000 for the value of securities issued in exchange for services. Overall, selling, general and administrative expenses as a percentage of gross revenue were 344% for fiscal 1997 as compared to 106% for fiscal 1996. This increase in selling, general, and administrative expenses on an absolute basis and as a percentage of gross revenue was a result of the one-time non-cash compensation expense and the Company's increased sales, marketing and advertising in anticipation of growth and its first quarter 1998 product releases.

  Management believes that selling, general, and administrative expenses will decrease as a percentage of gross revenue in future periods. General and administrative expenses have increased due to increased staffing, investment in infrastructure and associated expenses necessary to manage and support the Company's growing operations. The Company believes that its general and administrative expenses will increase in dollar amount for fiscal 1998 as a result of an anticipated expansion of the Company's administrative staff required to support its growing operations and as a result of an increase in expenses associated with being a Exchange Act reporting company. The Company expects that it will begin to devote further resources to product development in fiscal 1998. All costs incurred in the research and development of software products and enhancements to existing products have been expensed as incurred and the cost of acquired software products have been capitalized.

  Net Loss. The Company recognized a net loss of approximately $1,682,266 (representing 460% of gross revenue) for fiscal 1997 as compared to $75,000 (representing 129% of gross revenue) for fiscal 1996. The increase in net loss, both on an absolute basis and as a percentage of gross revenue is due primarily to the increased expenses described above which have been only partially offset by increased revenues from the Company's consulting services.

  Interest Expense. Interest expense represents interest expense on Company debt. Interest expense increased from approximately $4,000 in fiscal 1996 to $7,000 in fiscal 1997, due to increased outstanding borrowings during fiscal 1997.

  Income Tax. From inception until August 1997, the Company operated as an S-corporation. As a result, the Company's earnings have been taxed directly to the Company's shareholders at their individual federal income tax rates, rather than the Company. The Company became a taxable C-corporation in August 1997. To date, the Company has not paid income taxes.

  As of December 31, 1997, the Company had net operating loss carry-forwards for federal income tax purposes of approximately $768,000. The federal net operating loss carry-forwards expire in 2012.

Capital Resources And Liquidity

  As a result of hiring additional employees, increasing marketing and increasing its product development efforts in anticipation of product releases in 1998, the Company's capital requirements have been and will continue to be significant and its cash requirements have been and will continue to exceed cash flows from operations. As a result, the Company has been substantially dependent on sales of its equity securities, cash flow from operations, and borrowings from affiliates. At September 30, 1998, the Company had cash in the aggregate amount of approximately $4,007,000, primarily attributable to the sale of Company Common Stock to foreign investors in May 1998. The Company's working capital increased an aggregate of $3,983,000, from ($158,000) at December 31, 1996 to $62,000 at December 31, 1997 and to $3,825,000 at
September 30, 1998, primarily due to the sale of equity securities described in more detail below. Subsequently, in November 1998 the Company implemented a reorganization which included a reduction in the employee base from 23 to 13 employees, thereby reducing the Company's cash requirement for the short term.

  Net cash used in operating activities was $2,162,000 for the nine months ended September 30, 1998, as compared to $195,000 for the nine months ended September 30, 1997. The increase in net cash used in operating activities was primarily attributable to the Company's operating loss of $2,292,000. Net cash used in operating activities was $728,000 for the year ended December 31, 1997, resulting primarily from the Company's operating loss of $1,682,266.

  Net cash used in investing activities was $123,000 for the nine months ended September 30, 1998, as compared to $21,000 for the comparable nine months in 1997. The increase in net cash used in investing activities was primarily attributable to an increase in purchases of equipment, software and leasehold improvements. Net cash used in investing activities for the year ended December 31, 1997 was $279,000, consisting primarily of purchases of equipment and leasehold improvements.

  Net cash provided by financing activities for the nine months ended September 30, 1998 was $6,077,000, as compared to $520,000 for the nine months ended September 30, 1997. The increase in net cash provided by financing activities was primarily attributable to the Company's sales of equity securities in May 1998. Net cash provided by financing activities for the year ended December 31, 1997 was $1,206,000, consisting primarily of sales of equity securities.

  During May 1998, the Company sold 1,534,010 shares of Common Stock to approximately 117 foreign investors in a private offering. The Company received gross proceeds of approximately $6,136,040 from such offering, before costs associated with the offering. See "SELLING SHAREHOLDERS."

  Additionally, in the first half of 1998, the Company borrowed and repaid $600,000. National Day Corporation loaned such funds to the Company pursuant to three demand promissory notes which bore interest at 12% per annum. The Company used part of the proceeds from the Common Stock offering in May 1998 to repay such loan.

  From September 1997 to November 1997, the Company issued warrants to certain foreign brokers to purchase an aggregate of up to 2,800,000 shares of Common Stock. Warrants for 600,000 shares were exercised during fiscal 1997, resulting in net proceeds to the Company of $900,000. Warrants for 2,200,000 shares have expired without being exercised.

  Based on the Company's current proposed plans and assumptions relating to product releases and sales, the Company anticipates that it will not require additional capital financing through the third quarter of 1999. If the Company's plans change or its assumptions prove to be inaccurate, the Company may be required to seek additional equity and/or debt financing sooner than currently anticipated. The Company has no current arrangements related to additional financing. In as much, there can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. See "RISK FACTORS-- Limited Operating History; No Profitable Operations."

New Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), EARNINGS PER SHARE, which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS 128 supersedes Accounting Principles Board Opinion No. 15 and is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 requires restatement of all prior-period earnings per share data presented after the effective date. The adoption of SFAS 128 did not result in a restatement of earnings per share in prior periods.

  In June 1997, the FASB issued SFAS 130, REPORTING COMPREHENSIVE INCOME, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS 130 in fiscal 1998. Management believes that SFAS 130 will not have a material impact on the Company's financial position, results of operations or cash flows.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Although there was no stock-based compensation in 1997, Interactive Objects has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issues to Employees." Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

  Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," is effective for years beginning after December 15, 1997. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Interactive Objects does not anticipate that the adoption of the statement will have a significant impact on its financial statements other than potentially providing more financial statement disclosures.

                                   BUSINESS

The Company

  Interactive Objects designs, develops and markets modular software components. Additionally, the Company, through its consulting services group, provides sophisticated software business solutions designed to facilitate integrating medium- to large-scale businesses with the Internet.

  The Company's products are designed for use primarily on the Microsoft suite of visual programming languages including Visual Basic(R), Visual C++(R) and Visual FoxPro(R) and are marketed to corporate and professional developers for use in a variety of environments, including multi-tier client-server, intranet, extranet and Internet environments. The Company's products are reusable, modular software components designed to work across multiple operating platforms. As a result, corporate and professional developers are able to focus on the core functionality of the applications they are developing--designing and constructing their applications more efficiently. The Company released two components in the first quarter of 1998 and released a suite of four additional components in October 1998.

  The Company has historically derived a substantially all of its revenue from its consulting services group. The consulting services group specializes in sophisticated software business solutions which involve intranet, extranet and Internet environments. In addition to providing sophisticated business solutions to enterprise companies, Interactive Objects' consultants provide much of the Company's research and development input for creating new and innovative products. In 1998, substantially all of the Company's revenues were the result of contracts awarded to its consulting group. These contracts provided the Company valuable insight into the technology hurdles confronting medium and large companies.

  The Company's business strategy is focused on broadening its product development by productizing the business solutions the Company's consultants have designed or identified while performing consulting services. These products are "application frameworks," sets or suites of reusable software components architected to facilitate scaleable application development designed to solve a specific business problem. By assembling its base components together with the business objects generated from its consulting projects in a framework architecture, the Company can address the sophisticated business solution requirements of medium to large size organizations.

  While continuing to invest its engineering and development resources in expanding its library of development tools and components, the Company believes that by assembling objects within an application framework, the resulting solutions will have greater market potential than that of individual component sales. The move from developer solutions to business solutions represents a natural evolution for the Company. The Company believes that its core capabilities are application architecture through its consulting group and reusable component development by its product development team. See "RISK FACTORS--Uncertainties Regarding Market Acceptance of the Company's Products; New Product Introductions."

Industry Background

  Increasing Dependence on Software. Businesses are increasingly relying on information systems as a strategic resource and as a way of differentiating themselves from their competitors. A sophisticated enterprise-wide information system can allow a company to take advantage of new markets before a competitor, reduce operating expenses, and increase ties with suppliers and customers. Business solutions incorporating Internet and intranet technologies can be particularly effective in extending the information system outside the bounds of a company, creating even more opportunities. Of all the pieces that make up an information system, software plays a critical role. Therefore, as businesses become more dependent on their information systems, their dependence on software increases. In addition, original equipment manufacturers ("OEMs") and independent software vendors ("ISVs") are increasingly dependent on the development of software to provide critical functionality and product differentiation.

  Need for Improved Software Development Technologies and Methods. Software development technologies and methods have not kept pace with the increasing reliance on software systems. In fact, the intricacies of modern software systems have tended to make the software development process longer, more complicated and increasingly error prone. For example, many businesses are implementing client-server applications that must be scalable (capable of growing to support additional users) enough to handle hundreds or thousands of users, yet flexible enough to meet continually changing business requirements. Businesses implementing enterprise-wide information systems face a particularly difficult challenge in developing software for the distributed, heterogeneous environments that these systems typically demand. In addition, businesses recognize that not only are these software systems expensive to develop, they can also be expensive to maintain.

  Organizations have taken an initial step in addressing the complexity and cost of today's software systems by breaking software applications into functional segments to be developed by separate teams of programmers. However, traditional software development methodologies often produce unnecessary and complex interdependencies among functional software segments. The resulting software is typically difficult to develop and test, as well as expensive to modify and maintain.

  Adoption of Object-Oriented Technologies. To address the difficulties of developing and maintaining complex software systems, organizations are increasingly adopting object-oriented technologies and development methodologies. Object-oriented programming allows software to be written in terms of objects that are used as building blocks to model real-world objects and systems. Objects, sometimes referred to as components, are self-contained units that encapsulate a collection of data and related procedures. Although objects may be internally complex, they are designed to have simple interfaces that allow programmers to develop and change objects independently without affecting other segments of the software system. The generalized, self-contained nature of well-designed objects allows them to be reused within a single software system and in subsequent applications. To a large extent, developing software applications then becomes a matter of assembling new and existing objects, rather than writing entire programs from scratch, resulting in significantly reduced development times and improved software quality. In addition, because the internal details of each object are relatively insulated from the rest of the system, objects can be tested, modified and maintained independently.

  As object-oriented technologies have been adopted over the last several years, Microsoft's Visual Programming Languages (primarily Visual C++(R) and Visual Basic(R)) have emerged as the de facto standard computer languages for object-oriented software development. Java(R) by Sun Microsystem, Inc., another object-oriented programming language that is similar to C++(R), is gaining popularity with the growth of the Internet and intranet environments.

  Need for Reusable Third-Party Software Components. While objects or components are easy to use once built, developing reusable, well-designed components can be extremely difficult and time consuming. Many technical details must be addressed, including support for various platforms, graphical user interfaces, databases and networking protocols. As a result, object-oriented software development can be improved significantly through the use of pre-built, industry-standard objects ("components"). Software components are typically sold as a "class library," a group of up to 100 related object types ("classes"). Organizations seek to improve quality and time-to-market by purchasing pre-written components from independent vendors to handle fundamental operations ranging from simple functions such as date handling to more complex functions such as network communications. Using off-the-shelf components for such tasks allows developers to focus on the core functionality of the systems they are developing. For example, using a standard component for database connectivity allows a developers to develop an application without regard to the low-level details of programming to any particular database while allowing the freedom to switch between different database vendors. In addition, commercially available software components typically are more thoroughly tested and provide more complete functionality than parts developed in-house. The Company believes that the use of third-party software components will enable organizations to develop robust software applications more rapidly, at lower cost and with more functionality than applications using only internally developed components.

  Benefits of Implementing Application Framework Technology. As the complexity of applications developed to solve specific business problems increase, developers have looked to expand upon the concept of reusable component architecture to capture the benefits this process facilitates. As a result, the concept of application frameworks has evolved. Application frameworks are a set or suite of reusable components architected and assembled in such a way as to facilitate scaleable application development designed to solve a specific business problem. As such, application frameworks represent a reusable, easily modifiable environment where application development of a robust business solution becomes an assembly process, built on the substantial reuse of common, well-tested components or business objects.

  In theory, application frameworks represent a development methodology where up to 80 percent of an application or business solution under development can be based on reusable software. As a result, application frameworks pledge to shorten development cycles, reduce skill requirements, and cut the costs associated with custom development of software-based business solutions. Unlike traditional "middleware" solutions that only address low-level application programming interface (API) integration and data transformation, application frameworks extend upward to the business process layer allowing developers to develop robust business solutions in less time than traditional programming practices provide.

Interactive Objects' Solutions

  In addition to providing high-level consulting services to major corporations, Interactive Objects designs, develops and markets reusable, modular software components.

 Reusable Software Components

  Improved Software Quality. Interactive Objects' products improve software quality by providing professional developers with reliable, reusable software components and application frameworks. The use of the Company's products result in reduced development times for applications that are easier to maintain and contain less untested code, resulting in fewer bugs and higher quality. See "RISK FACTORS--Uncertainties Regarding Market Acceptance of the Company's Products; New Product Introductions."

  Accelerated Development Time. By incorporating the Company's pre-programmed, pre-tested, reusable software components within their applications, developers can produce more reliable software solutions in less time.

  Responsive to Developers. The method of bundling multiple components has become an industry standard. However, the Company believes that in many instances, components with little to no commonality are bundled together as a class library. Interactive Objects offers its components on an individual basis versus pre-bundled allowing the developer to pick and choose according to his or her needs. The Company believes this method is a competitive advantage as it empowers customers to determine their needs rather than the vendor.

  Increased Focus on Critical Functionality. The Company's products encapsulate fundamental operations within reusable software components, allowing developers to focus on defining and creating the critical business logic within applications rather than the mundane routines that an application needs to request and carry out lower-level services.

  Reduced Maintenance Cost. The Company's products are designed to reduce overall maintenance and support costs over the life of an application. Use of the Company's products help developers program flexible, modular applications that are easier to update, modify and refine. See "RISK FACTORS--Rapid Technological Change."

 Software Consulting Services

  Specializing in Internet-based technologies and protocols, the Company's consultants target primarily large enterprise-caliber companies. Through its object-oriented, standards-based architectures, the Company provides sophisticated solutions and interfaces connecting enterprise corporations to relevant communities of interest their distributors, their salesforce, their employees, clients and business partners. With their thorough understanding of re-useable, modular application architecture, the Company's consultants deliver enterprise business solutions that bridge the gap between legacy information and today's cutting-edge Web technology. In addition to providing sophisticated IS solutions to enterprise companies, Interactive Objects' consultants serve as part of the Company's research and development arm identifying and defining new and innovative products that may ultimately be sold by the Company. Emphasizing collaboration, coordination and communication, the Company is a premium service provider of complex business solutions for large corporations such as SAFECO, Eddie Bauer and Microsoft. See "RISK FACTORS--Concentration of Customers; Limited Marketing Experience."

  Because Internet development expertise is in demand, many companies find they simply don't have the resources in house to tackle particularly challenging applications. In these cases, the Company's consultants provide the technical guidance on a project basis and solve the complex problems presented to them. By working directly with companies, the Company's consultants see first-hand the problems confronting corporate IS departments. That, in turn, gives Interactive Objects a competitive advantage in creating the tools to solve that problem. The customized tools created by the Company's consultants to solve a particular problem today may become Company products in the future. See "RISK FACTORS--Dependence on Consulting Engagements for Product Research and Development and Market Research."

  The Company's consultants focus on providing solutions leveraging Interactive Objects core area of expertise integrating the enterprise with the Internet. The Company's most recent consulting agreement related to the design of an enterprise-wide information automation system that will enable SAFECO's nationwide network of over 8,000 independent agents to create and process insurance applications over the Internet. The suite of software components and business objects resulting from this partnership are expected to increase the efficiencies of SAFECO's claim and policy processing while reducing the cost of SAFECO's remote agent support activities. See "RISK FACTORS--Concentration of Customers; Limited Marketing Experience."

  Cognizant of the competitive nature in the professional IS services arena, the Company, in an effort to provide the highest level of flexibility and responsiveness for its clients and to limit the growth of its employee base, assembles teams of independent programmers for each project based on the individual requirements of that project. Utilizing this business model, the Company can limit the risks inherent in assembling large teams of low-level programmers while maintaining management of the project and the ability to provide the highest level of service. See "RISK FACTORS--Recruiting and Retaining Technical Personnel."

  Interactive Objects believes that its consulting services provide many opportunities and benefits to the Company, including:

  . Market Research--By working directly with large corporations, Interactive Objects gains timely insight into the needs of the information services market. The Company analyzes and utilizes this market research information to identify opportunities for the development of new components. The Company believes that consulting projects will not only enable the Company to further develop its core expertise while keeping apprised of the needs of the market, but will also foster a competitive advantage for the Company since this market research is not an added expense to the Company. See "RISK FACTORS-- Dependence on Consulting Engagements for Product Research and Development and Market Research."

  . Development--The customized tools created to solve business problems on the consulting engagement can be further developed to become products marketed by Interactive Objects. See "RISK FACTORS--Uncertainties Regarding Market Acceptance of the Company's Products; New Product Introductions."

  . Product Exposure--The solutions implemented to business problems encountered on a particular consulting engagement may require the use of existing Interactive Objects' products, resulting in increased awareness and exposure to the Company, its products, and personnel. See "RISK FACTORS--Concentration of Customers; Limited Marketing Experience."

The Interactive Objects Strategy

  Interactive Objects' objective is to be a leading provider of modular software components, application frameworks and Internet, intranet and extranet business software solutions. The Company intends to achieve this objective by:

  . Continuing to Develop Modular Software Components that are both Reusable and Robust. The Company intends to continue to develop reliable modular software components designed to facilitate accelerated application development of robust business solutions for the professional and corporate developer. See "RISK FACTORS--Dependence on Growth of Internet/Intranet/Extranet Software Applications."

  . Expanding upon its Consulting Services to Enterprise-level Corporations. Leveraging its key technological expertise in Internet, intranet and extranet business solutions, the Company intends to invest in expanding its infrastructure and personnel base to facilitate a more aggressive sales initiative targeting medium to large companies. See "RISK FACTORS--Evolving Markets and Standards" and "--Rapid Technological Change."

  .  Leveraging Consulting Relationships to Develop Application
     Frameworks. By leveraging the intellectual properties resulting from certain of its consulting relationships and its software components, the Company intends to develop application frameworks for the corporate IS and enterprise business community. See "RISK FACTORS--Dependence on Consulting Engagements for Product Research and Development and Market Research."

  . Expanding its Sales and Distribution Network. While it has historically relied on Web-based electronic software distribution, the Company has recently expanded its sales and distribution capabilities through distribution relationships with Digital River, Inc. and Earth Web, Inc. The Company intends to expand its sales activity further through a variety of activities including establishing and building a network of resellers and integrators to support the Company's enterprise initiatives, growing its internal sales organization to facilitate dealing directly with Fortune 2000 companies, and encouraging the establishment of co-marketing relationships with leading OEMs, ISVs and VARs. See "RISK FACTORS--Limited Product Distribution."

  . Performing Strategic Acquisitions. The Company continually evaluates potential acquisitions of complementary businesses, products and technologies, that among other things, could expand the breadth and depth of its products and organization. See "RISK FACTORS--Competition" and "--Risks Associated with Potential Acquisitions."

Interactive Objects' Products and Services

  Interactive Objects designs, develops and markets modular software components. Additionally, the Company, through its consulting services group, provides sophisticated software business solutions designed to facilitate integrating medium- to large-scale businesses with the Internet.

 Products

  Visual Gateway Interface ("VGI"), the Company's first product released in the first quarter of 1998, is a fully integrated, object-oriented Microsoft-based development tool allowing users develop true server-independent Web-based applications able to run on any NT Web server without relying on, or learning, a new scripting language. VGI was created to solve a problem Web programmers consistently encounter--the fact that different gateways and Web servers support different scripting languages and/or protocol specifications. As a result, visual programmers were required to learn and use multiple tool sets to create separate versions of the same application for deployment across the different servers. VGI provides a familiar, standards-based interface that visual programmers can use to create a single version of a Web application that runs on all popular Web servers without needing to learn and use the Web server specific scripting language (e.g., VBScript, JavaScript,

Perl, etc.). This tool enables visual programmers to concentrate on the development and enhancement of the Web application itself rather than on the protocols necessary to run them. By simplifying the method for integrating standard Web protocols into the developer's native visual application environment, VGI provides an easy-to-use framework for creating and migrating visual applications to the Web. VGI retails for $149.00. Sales of VGI, to date, have been insignificant.

  Visual Mail Interface ("VMI"). The VMI product suite is a series of four reusable, object-oriented components that let developers create and implement a variety of electronic mail applications without having to learn specific e-mail protocols. The Company released VMI in October 1998. Both componentized and reusable, VMI allows for the easy assimilation of e-mail capabilities into existing or new applications from either the client or server side. From requisition and form routing, to automatic response mechanisms, VMI lets developers quickly and easily add innovative e-mail functionality to their applications. All the VMI components come pre-tested, ensuring the highest level of reliability and stability available. Designed for COM-compliant development environments including Visual Basic(R), Visual C++(R), Visual J++(R) and Delphi(R), VMI supports the leading Internet and communication protocols: POP3, SMTP, MIME and UUencode. The Company plans to release the VMI product line the fourth quarter of 1998. The Company intends to market VMI both as a suite and as individual components. VMI individual components retail for $149.00 to $199.00 and the product suite retails for $499.00.

 Products Under Development

  Application Frameworks. Leveraging its core competencies and its consulting relationships, the Company plans to release its first application framework in 1999. These application frameworks will represent a set of reusable objects architected and assembled in such a way as to facilitate scaleable application development that solves a specific business problem. As the Company's products, specifically its application framework solutions, become more complex, customers increasingly require greater professional assistance in the design, development and deployment of these business solutions within their individual organizations. As a result of the complexity and robustness of its application framework technology, the Company expects that application framework pricing will be significantly in excess of prices charged for its components. See "RISK FACTORS--Uncertainties Regarding Market Acceptance of the Company's Products; New Product Introductions" and "--Dependence on Growth of Internet/Intranet/Extranet Software Applications."

 Consulting Services

  Specializing in Internet-based technologies and protocols, the Company's consultants target primarily large enterprise-caliber companies. Through its object-oriented, standards-based architectures, the Company provides sophisticated solutions and interfaces connecting enterprise corporations to relevant communities of interest--their distributors, their sales force, their employees, clients and business partners. With their thorough understanding of re-useable, modular application architecture, the Company's consultants deliver enterprise business solutions that bridge the gap between legacy information and today's cutting-edge Web technology. Emphasizing collaboration, coordination and communication, the Company is a premium service provider of complex business solutions for large corporations such as SAFECO, Eddie Bauer and Microsoft.

 Product Development

  Interactive Objects approaches product development as an organized development effort utilizing individual product teams. These teams are designed to be small, focused, and efficient. Each team consists of a project manager, and a number of software designers, documentation writers and test engineers. The teams work on a six to nine month development cycle, with each team focusing on a particular component or set of related components during a development period. The Company's product development plan includes the release of a suite of 4 components in October 1998. The Company currently has two product development teams and will add additional teams if product sales warrrant. Additionally, the Company maintains information on freelancers, independent developers/programmers, and 3rd party development organizations the Company could contract with, and outsource projects to, in an effort to help facilitate the Company's development plans, in the event internal resources are insufficient to accomplish the specific project. See "RISK FACTORS--Recruiting and Retaining Technical Personnel."

  The Company believes that quality is a competitive factor in the software component market. In as much, the Company emphasizes quality assurance as a fundamental element within its development process. Each product development team is staffed with a test engineer whose purpose is to develop test scripts for the respective components and to conduct unit testing. In addition, Interactive Objects has contracted with a third-party laboratory, ST Labs Inc., one of the nation's leading providers of software testing and quality assurance support services, for functionality, stress, and scalability testing. The Company believes that with its commitment to thoroughly testing its products, the Company will engender developer confidence in the reliability of all products Interactive Objects brings to market. See "RISK FACTORS--Software Defects and Liability Claims."

Sales, Distribution and Support

  The Company distributes its products through Digital River, Inc. and its network of over 500 reseller sites. The Company also has a distribution relationship with Developer.com and Developer Direct, on-line distribution channels that target professional software developers. The Company seeks to increase awareness of its products, to provide customer and technical support and to encourage dialogue regarding its products by maintaining a World Wide Web site. Interactive Objects' current sales and support strategy for its software components relies almost exclusively on the Internet and electronic software distribution. A visitor to the Company's Web site can download products for a free time-limited trial period (15 to 30-days in length) letting potential users become aware of the features and benefits of the respective product. At the end of the trial period, the user must purchase the product or it will automatically expire. To purchase the product, the user must enter credit card information to facilitate the sale.

  The Company believes that the electronic channel is an important source of information and support for IT professionals. By utilizing the Web and ESD as its principal means of distribution for its components, the Company believes it has taken the most direct and effective route to its target market, the professional software developers a group that tends to spend significant time on the Web. This marketing strategy enables the Company to eliminate most of the manufacturing, distribution and inventory costs traditionally associated with selling software. See "RISK FACTORS--Limited Product Distribution."

  Another advantage to the Company's Web-based ESD is increased responsiveness to market changes. This strategy allows the Company to provide instantaneous changes to its product line without recalling outdated or unsold product. The Company can also quickly respond to market pressures and can adjust the price of a product depending on market demand. In addition, the Company has the flexibility to dynamically package its products in a variety of configurations versus being tied to the rigid packaging requirements standard distribution channels require. The Company provides both volume discounts and corporate licenses encouraging mass distribution of its products. See "RISK FACTORS-- Uncertainties Regarding Component Product Positioning" and "--Rapid Technological Change."

  As the Company expands its activities into the application frameworks arena, the Company will move beyond the Web-centric sales and distribution model it has employed for its components. Historically, the Company has not had a large enterprise or national accounts sales force. Establishing and building a channel of resellers and integrators to support the Company's overall strategic sales and marketing activities as it expands into its enterprise initiative will be a priority for the Company. Accordingly, the Company is currently recruiting seasoned sales professionals in an effort to expand its direct sales department. These individuals will serve as the primary sales mechanism necessary to communicate the strengths of the Company to the targeted audience-- enterprise organizations.

  The Company also provides support through its Web site. By providing support electronically, the Company believes that it is often able to identify and solve customer problems more rapidly.

Marketing

  Interactive Objects' promotion activities focus on two objectives: generate and raise awareness to the Company and its products, and increase the number of visits and resulting sales from its Web site. Advertising and promotional efforts are focused on these goals. Using controlled circulation publications such as Visual Basic Programmer's Journal and Microsoft Interactive Developer, Interactive Objects has implemented a plan targeting professional software developers through print advertising for its component product lines. Interactive Objects has also pursued Web advertising. Banner ads have been placed on www.microsoft.com, one of the highest trafficked sites on the Web. The Company believes this to be an effective form of advertising since it leverages the visibility a high traffic site like Microsoft's provides, while enabling customers to hyperlink directly to the Company's Web site. See "RISK FACTORS--Competition."

  As the Company expands its activities to the application framework market, its marketing activities will also expand. Direct mail supported by telemarketing, reseller channel development and training, third-party partnerships with other independent software vendors will all be explored as the Company's strategy evolves. The Company's commitment to establishing these relationships is demonstrated through its participation in Microsoft's Software Developers Network Independent Software Vendor Program, as well as being named a charter member of Wall Data's Cyberprise(R) Consulting Partner Program. See "RISK FACTORS--Concentration of Customers; Limited Marketing Experience."

  Media and analyst relations will remain a core component to the Company's promotional campaign. The Company believes that press coverage of the Company is a cost-efficient way to increase visibility and establish credibility. Interactive Objects has already received positive coverage in Web Techniques, The Seattle Times, The Seattle Post-Intelligencer, Washington CEO magazine, Puget Sound Business Journal, Business Week, and CNET's electronic magazine, AnchorDesk. Interactive Objects intends to continue to invest in this channel through press/analyst tours with the objective of generating further interest and visibility in industry, general business and regional publications.

  Interactive Objects' promotional activities include maintaining a presence in the industry by promoting itself at selective trade shows. Trade shows give Interactive Objects the opportunity to enhance its image as the corporate developer's advocate, establish business relationships with OEMs and VARs, meet with industry analysts and press as well as research the market and the competitors. The Company's commitment to tradeshows was immediately recognized at VBITS'98 San Francisco (March 1998)--the Company's first show appearance-- where Interactive Objects was awarded "Best of Show" for its marketing activities and booth design.

Acquisitions

  The software industry has experienced and is expected to continue to experience a significant amount of consolidation. While the Company expects that it will grow internally, the Company continually evaluates potential acquisitions of complementary businesses, products and technologies, that among other things, could expand the breadth and depths of its products and organization. See "RISK FACTORS--Risks Associated with Potential Acquisitions."

Competition

  The market for software consulting and contract development/software system design services is extremely competitive. The principal competitive factors in this market are thoroughness and ingenuity of solution proposed and responsiveness to client proposal requests, and to a lessor degree, reputation and price. Many of the Company's competitors in the consulting arena have substantially greater financial, management, marketing and technical resources than the Company. There can be no assurance that the Company will be able to compete successfully against current and future competition, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See "RISK FACTORS--Concentration of Customers; Limited Marketing Experience" and "--Competition."

  The market for the Company's products is intensely competitive, subject to rapid change, and significantly affected by new product introductions and related marketing activities of industry participants. The Company's products are targeted at the emerging market for re-usable business objects and software components specific to Internet-related applications. Sales in the component industry is not currently dominated by any one company. International Data Corporation in its 1998 Worldwide Markets and Trends Report on Internet Tools, reports that, with the exception of Oracle Corporation at 16%, no programmer development tool vendor has over 5.1 percent of the worldwide market share. See "RISK FACTORS--Rapid Technological Change."

  Direct competitors of the Company's reusable software components include Progress Software Corporation (Crescent division) and Sheridan Software Systems, Inc. Both produce components that are targeted directly at visual developers and both were early leaders in the visual component market.

  The Company believes that the principal competitive factors in this market to be: product quality, flexibility, performance, functionality and features, use of standards-based technology, quality of support and service, company reputation and price. While price is less significant than other factors for corporate customers, price can be a significant factor for individual developers.

  According to International Data Corporation in its 1998 Worldwide Markets and Trends Report on Internet Tools, the Windows component market share (developer tools produced to support Microsoft's Windows 95(R), Windows 98(R) and Windows NT(R)) is expected to double in the next five years, from 22.3% in 1997 to 42.5% in 2002. The Company believes that by containing its development efforts to Windows-based solutions, that it will be well positioned to take advantage of this anticipated growth.

  In the application framework product area, the competition the Company faces is not easily identified. As an emerging market, it is difficult to project which companies may be the most effective competitors and, as the market matures, the Company believes it is inevitable that strong competitors will surface. Until that time, the Company is confronted by a myriad of competitors including Mortice Kern Systems Inc., Neuron Data, Inc. and Usoft Corporation. Indirect competitors include many of the independent information system consulting organizations which may have distributed component technology expertise.

  Many of these direct and indirect competitors have longer operating histories, more resources (financial, technical, and marketing), greater name recognition and larger installed base of customers than the Company. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products than the Company. The Company believes that its product positioning, including its planned offering of individual, non-bundled components, as well as complete application frameworks, and its dedication to high quality, reliable products will enable it to gain competitive advantage in the market. In addition, the Company's business objects are designed to interact smoothly with established software systems. With components specifically developed for use with Microsoft, the Company intends to partner with these companies to bundle the components with theirs, or sell them in conjunction. The Company's products are also developed using standards-based object technologies enabling them to run on multiple platforms and with multiple programming languages

  The Company also faces competition from systems integrators and internal development efforts. Some systems integrators possess industry-specific expertise that may enable them to offer a single vendor solution where they already have a reputation among potential customers. There can be no assurance that these third parties, some of which have significantly greater resources than the Company, will not market competitive software products in the future. It is also possible that new competitors or alliances among competitors will emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition and results of operations. See "RISK FACTORS--Uncertainties Regarding Market Acceptance of the Company's Products; New Product Introductions" and "--Competition."

Year 2000 Compliance

  The Company's products are designed to be Year 2000 compliant and do not contain any date- or time-dependent code strings, fields, variables or other mechanisms that inhibit their use or reliability following the turn of the century. As Interactive Objects develops, tests, and releases new products, and upgrades existing products it actively verifies that any date-related items are Year 2000 compliant. See "RISK FACTORS--Year 2000 Issues."

Intellectual Property and Other Proprietary Rights

  The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company believes its current intellectual property rights are sufficient to carry on its business as currently conducted. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. See "RISK FACTORS--Proprietary Rights; Risks of Infringement."

  The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially and adversely affected.

Employees

  As of February 8, 1999, the Company had a total of ten employees, all of whom were based in the Seattle, Washington area. Of the total, seven were in consulting services and product development, one was engaged in sales and marketing and two were in administration and finance. The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for highly qualified personnel is intense and there can be no assurance that the Company will be able to retain its key managerial and technical employees or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "RISK FACTORS--Recruiting and Retaining Technical Personnel" and "--Reliance on Management and Key Personnel; Changes in Management."

Facilities

  In November 1998 the Company consolidated its corporate headquarters in Seattle, Washington, where it leases approximately 8,141 square feet of office space in the Olympic Tower Building in Seattle, Washington. The Company has also sublet certain of its Seattle office space to unaffiliated third parties. The Company believes that its existing facilities will be adequate through fiscal 1999 and that sufficient additional space will be available as needed thereafter on commercially reasonable terms.

Legal Proceedings

  The Company is currently in negotiations and expects to enter into mediation and/or arbitration with Ryan Smith, John Guarino and Jay Paulson, former officers and/or directors and significant shareholders of the Company, in connection with certain severance and other matters related to their employment with the Company. In addition, the Company has been served with a complaint filed by Jay Paulson in King County Superior Court in the State of Washington on November 18, 1998 (case no. 98-2-27751-1SEA) for declaratory and injunctive relief and unspecified damages in connection with a requested transfer of restricted securities held by Mr. Paulson. The Company believes it has taken appropriate action and intends to vigorously defend this lawsuit.

                                  MANAGEMENT

Directors, Executive Officers, and Key Employees

  The following table sets forth the names and ages of the current directors and executive officers of the Company and the principal offices and positions with the Company held by each person. The Company's Board of Directors is divided into three classes and currently consists of five directors of which there are currently two vacancies from the resignations of Ryan Smith and John Guarino in October 1998. The Company is searching for qualified candidates to fill the Board vacancies that currently exist; however, as of the date of this Prospectus, no persons have been identified. The members of each class serve three-year terms, with one class elected annually. The terms of office for Class I directors (Brent Nelson and Thad E. Wardall) expire at the Annual Meeting of Shareholders to be held in 1999; the term of office for the Class II director (Steven G. Wollach) expires at the Annual Meeting of Shareholders to be held in 2000; and the terms of office for Class III directors (currently vacant) expire at the Annual Meeting of Shareholders to be held in 2001.

  The executive officers of the Company are elected annually by the Board of Directors and serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. Pursuant to the terms of a consulting agreement between the Company and Northwest Capital Partners, L.L.C., Northwest Capital has the right to nominate one director for election to the Company's Board of Directors. Northwest Capital's nominee is Brent Nelson. See "CERTAIN TRANSACTIONS." Other than the foregoing right of Northwest Capital, there are no arrangements or understandings between any director or executive officer and any other person pursuant to which any person was selected as a director or executive officer.

     Name                   Age                          Position
     ----                   ---                          --------
   Steven G. Wollach.......  44 President, Chief Financial Officer, Treasurer, and Director
   Steve Jackson...........  31 Executive Vice President
   Dale Western............  37 Vice President of Engineering and Development
   Mark Phillips...........  25 Chief Technology Officer
   Robin L. Byrd...........  36 Corporate Secretary
   Thad E. Wardall.........  52 Director
   Brent Nelson............  37 Director

  Set forth below is biographical information for the directors and executive officers:

Directors

  Steven G. Wollach, age 44, was recently appointed President of the Company on October 27, 1998 in connection with the Company's restructuring. He has served as a Director of the Company since September 16, 1997, as Chief Financial Officer of the Company since October 1997 and as Treasurer of the Company's Board of Directors since October 1997. From 1995 through 1997, Mr. Wollach served as an independent contractor for various venture capital firms. Prior to 1995, for several years Mr. Wollach worked in the accounting/audit/tax departments at Laventhol and Horwath and Seidman and Seidman. Mr. Wollach holds a B.S. in Business, with a major in Accounting from Wayne State University.

  Thad E. Wardall, age 52, has served as a Director of the Company since September 16, 1997. From March 1996 to September 1997, Mr. Wardall served as a Director of Neoteric Media, Inc. From June 1991 to February 1996, Mr. Wardall served as the International Facilities Project Manager for Microsoft Corporation. During his time at Microsoft, Mr. Wardall traveled to 27 countries and had oversight responsibilities for 36 high-tech subsidiary office projects. Mr. Wardall holds a Bachelor of Architecture degree from Washington State University.

  Brent Nelson, age 37, has served as a Director of the Company since September 16, 1997. Mr. Nelson presently serves as the managing partner of Northwest Capital Partners, L.L.C., a venture capital firm located in

Bellevue, Washington. See "CERTAIN TRANSACTIONS." Mr. Nelson presently serves on the boards of directors of Eclipse Entertainment Group Inc., a film development, production and distribution company, and Titan Resources Inc., a natural resource company with interests in oil and gas exploration and development. Mr. Nelson holds a diploma in marketing and general business from Douglas College, Vancouver, B.C., Canada.

Executive Officers

  In addition to Mr. Wollach, the following are the executive officers of the
Company:

  Steve Jackson, age 31, has served as Executive Vice President since January 1999. Prior to that, he served as Chief Technology Officer of the Company from December 1997. From 1990 to 1996, Mr. Jackson served as Systems Engineer and Program Manager of Microsoft Corporation. During his time at Microsoft, Mr. Jackson managed several product development teams and was a lead member of the Company's Desktop Management Task Force and Licensing Services Application Programming Interface industry standards groups. From 1988 to 1990, Mr. Jackson served as Systems Engineer, Network Architect, and Software Design Engineer of O/E Systems, Inc. From 1987 to 1988, Mr. Jackson served as Director of Training and Sales Representative of Entree Computer Systems.

  Dale Western, age 37, was appointed as the Company's Vice President of Product Development in October 1998. From April 1993 through October 1998, Mr. Western served as practice director for PLATINUM technology, Inc. From June 1984 through April 1993, Mr. Western served in various capacities with The Boeing Company, including as Application Architect for the Computer Services Division, CAE Software Engineer for the Electronics Division and as System Architect for the Commercial Airplane Division. Mr. Western holds a B.S. in Computer Science and a B.S. in Electrical Engineering from Michigan Technological University.

  Mark Phillips, age 25, was recently appointed as Chief Technology Officer of the Company in January 1999. Mr. Phillips has been employed with the Company since January 1998, serving as a senior software engineer and developer. Prior to the Company, Mr. Phillips served as a senior software engineer and developer for Saltmine Creative, Inc. from July 1997 to January 1998, for Oo-moja Software from December 1996 to July 1997, for MetaBridge, Inc. from June 1996 to July 1997. In addition, Mr. Phillips worked as a developer with the University of Washington Human Interface Technologies Lab from September 1996 to July 1998. Mr. Phillips earned his B.S. in Comparative History of Ideas, with a minor in Computer Science Engineering and Architecture Design from the University of Washington.

  Robyn L. Byrd, age 36, was recently appointed as Corporate Secretary of the Company in December 1999. Ms. Byrd has served a variety of administrative positions with the Company since her date of employment in November 1997. Prior to the Company, Ms. Byrd has served as office manager for Millstone Coffee, Inc. since 1996 and as a customer service manager with Fukuda Denshi America from 1992 to 1996. Ms. Byrd received her Bachelor of Arts from the University of Washington.

Information Regarding the Board of Directors and its Committees

  In October 1997, the Board of Directors established an Audit Committee. The Audit Committee's functions include reviewing the Company's internal controls and recommending to the Board of Directors the engagement of the Company's independent accountants, reviewing with such accountants a plan for and the results of their examination of the Company's financial statements and determining the independence of such accountants. The members of the Audit Committee during 1997 and the first half of 1998 were Messrs. Nelson and Wollach. The Audit Committee met twice in 1997. Effective on August 19, 1998, the Audit Committee was reconstituted to be comprised of Messrs. Nelson, Wardall and Wollach.

  In October 1997, the Board of Directors established a Compensation Committee. The Compensation Committee's functions include making recommendations regarding the Company's employee stock option plan and decisions concerning salaries and incentive compensation for employees and consultants of Company. The members of the Compensation Committee during 1997 and the first half of 1998 were Messrs. Wollach and John Guarino. The Compensation Committee met three times in 1997. Effective on August 19, 1998, the Compensation Committee was reconstituted to be comprised of Messrs. Nelson, Wardall and Wollach.

  During 1997, the Company's Board of Directors met eight times. Each director attended at least 75% of the total number of meetings of the Board of Directors and committees on which he was eligible to attend.

Compensation of Directors

  During 1998, Company directors were compensated for their service on the Company's Board of Directors and any committees on which they served. The Company's non-employee directors, Brent Nelson and Thad E. Wardall, each received a one-time grant of stock options to purchase 25,000 shares of Common Stock and were eligible to receive additional options to purchase 5,000 shares of Common Stock for each Board meeting attended, up to a total of 50,000 shares each. Steve Wollach received a one-time grant of stock options to purchase 50,000 shares of Common Stock and was eligible to receive additional options to purchase 10,000 shares of Common Stock for each Board meeting attended, up to a total of 100,000 shares. Ryan Smith and John Guarino, as employee directors, each received a one-time grant of stock options to purchase 12,500 shares of Common Stock and were eligible to receive additional options to purchase 2,500 shares of Common Stock for each Board meeting attended, up to a total of 25,000 shares each. Each of the Company's directors received the maximum number of stock options that such director was eligible to receive. All of such options vest one year from the date of grant.

  In addition, during 1998, each member of the Compensation Committee received options to purchase up to 5,000 shares (for non-employee directors) and 1,000 shares (for employee directors) for each committee meeting attended. Each member of the Audit Committee received options to purchase up to 15,000 shares (for non-employee directors) and 5,000 shares (for employee directors) for each committee meeting attended.

  Effective on August 19, 1998, the Board of Directors adopted a new compensation policy for the directors. Under the new policy, each director of the Company in office on such date and immediately following each annual shareholders' meeting thereafter will receive an annual grant of stock options to purchase 25,000 shares of Common Stock, at an exercise price equal to the closing trade price on the date of grant. The stock options will vest 100% on the one-year anniversary of the date of grant, provided that such director has attended at least 75% of all meetings of the Board of Directors during such period. In addition, each member of the Audit Committee and the Compensation Committee will receive an annual grant of stock options to purchase 5,000 shares of Common Stock, at an exercise price equal to the closing trade price on the date of grant, which options will vest 100% on the one-year anniversary of the date of grant.

Executive Compensation and Other Information

  Summary Compensation Table. The following table sets forth all compensation paid to or earned by the Company's former Chief Executive Officer for the fiscal year ended December 31, 1997. No executive officer of the Company received compensation in salary and bonus in excess of $100,000 during 1997.

                                                                       Annual
                                                                    Compensation
                                                                    ------------
      Name and Principal Position                              Year    Salary
      ---------------------------                              ---- ------------
   Ryan Smith................................................. 1997   $25,961
   Chief Executive Officer, President, Director(1)

--------
(1) Mr. Smith resigned from his positions as an officer and director of the Company effective October 8, 1998.

  Employment Contracts. Effective November 1, 1998, the Company entered into a new employment agreement with Mr. Wollach to serve as President and Chief Financial Officer of the Company. The employment agreement runs through December 31, 1999 and provides for an annual base salary to Mr. Wollach of $135,000, subject to annual adjustment by the Board of Directors, together with an annual discretionary bonus as determined by the Board. The agreement also provides for performance-based bonus compensation Mr. Wollach of up to a total of $135,000 during calendar year 1999, based on the following performance criteria: listing of the Common Stock on The Nasdaq SmallCap Market ($25,000 bonus); effectiveness of the registration statement on Form SB-2 ($15,000); satisfaction of Company quarterly financial goals as set in advance by the Board of Directors ($5,000 bonus per quarter, up to aggregate of $20,000); satisfaction of Company yearly financial goals as set in advance by the Board of Directors ($5,000 bonus); closing of any acquisition by the Company, by purchase, merger or otherwise, of on-going businesses, intellectual property, software or other assets, which acquisition is accounted for using the purchase or pooling method of accounting ($40,000 bonus per acquisition); and closing trade price of the Common Stock as reported on the OTC Bulletin Board greater than or equal to $4.00 (one-time $25,000 bonus). Upon termination of the employment agreement by the Company without cause (as defined in the agreement), Mr. Wollach shall be entitled to severance payments equal to the product of his then-current base salary multiplied by a fraction, the numerator of which is the number of partial and complete calendar quarters between his original date of hire (September 1997) and the date of termination (up to a maximum of 12), and the denominator of which shall be 12. However, in the event of a change of control, Mr. Wollach's amount of severance will be as determined by the Board, and at least equal to his total salary and bonuses during the prior 12 months.

  Mr. Wollach's employment agreement also provides for a grant of additional stock options to purchase up to 400,000 shares of Common Stock, of which options for 200,000 shares are immediately vested and options for 200,000 shares vest monthly over a period of two years from the date of the employment agreement. The employment agreement also amended Mr. Wollach's prior stock option grant of 200,000 shares to provide that options for 60,000 shares would be immediately vested and options for 140,000 shares vest monthly over a period of two years from the date of the employment agreement. All of Mr. Wollach's options accelerate and become fully vested in the event of a merger, sale of substantially all of the Company's assets, reorganization, liquidation or change of control of the Company. All such stock options are exercisable at an exercise price of $1.406, the price at which outstanding Company options were repriced as of November 4, 1998.

  In addition, the Company has entered into employment agreements with Messrs. Jackson and Western, effective January 1, 1998 and October 12, 1998, respectively. Each of the employment agreements is for a term of one year and provides for an annual base salary to each of Messrs. Jackson and Western of $100,000 and $100,000, respectively, subject to annual adjustment by the Board of Directors, together with an annual discretionary bonus to be determined by the Board of Directors. In addition, Mr. Western received a signing bonus in the form of stock options to purchase up to 10,000 shares of Common Stock pursuant to the Company's 1998 Stock Option Plan, which options vest 90 days from his date of hire. Mr. Western also received stock options to purchase up to an additional 100,000 shares of Common Stock which options vest annually over four years. All such options are exercisable at an exercise price of $1.093, the fair market value of the Common Stock on the date of hire. The foregoing employment agreements with Messrs. Jackson and Western also provide for severance payments to such executive officers upon the termination of employment by the Company without cause. The amount of severance payments will be equal to two months' salary for Mr. Jackson and two weeks' salary for Mr. Western.

  Additionally, pursuant to a non-competition agreement with the Company, each of such executive officers has agreed not to compete with the Company for a period of 12 months following the qualified termination of his employment, as defined in his respective employment agreement. The Company, at its option, may extend the non-compete period for an additional 12 months provided the Company pays the employee an amount equal to 50% of the highest base salary rate the Company paid him in the last year of employment.

  In addition, in October 1997 the Company's Board of Directors adopted an executive compensation policy for certain of its executive officers. This policy provides for incentive-based equity compensation to the Company's executive officers based on the Company's performance and its achieving certain financial targets established by the Board of Directors for each fiscal year. Under the policy, if the Company meets between 50 and 100 percent of its financial targets for the fiscal year, the executive officers entitled to participate in the policy, as determined by the Board of Directors, will receive stock options under the Company's 1998 Stock Option Plan to purchase such number of shares of Common Stock as determined by the Board of Directors. If the Company fails to meet at least 50 percent of its financial targets, no additional equity compensation will be paid. Eligible executive officers who serve less than the full year may be entitled to receive their pro rata portion of any equity compensation payable under the policy. For fiscal year 1998, the Company does not expect to pay any equity compensation to its officers under its executive compensation policy.

  In January 1999, the Board of Directors adopted a new executive bonus plan for fiscal year 1999. The purpose of the plan is to provide incentive equity compensation to the Company's executive management team and other employees based on the Company meeting certain financial performance goals as set by the Board. Satisfaction of the financial performance goals will be determined upon review of the Company's audited financial statements for 1999. The plan provides for the grant of stock options to purchase up to 1,500,000 shares of Common Stock, of which options for up to 750,000 shares will be available to the management team and options for up to 750,000 shares will be available for other Company employees. Options under the plan may be granted upon satisfaction of the financial goals and at the then fair market value of the Common Stock and at such vesting schedules as set by the Board.

1998 Stock Option Plan

  On April 15, 1998, the Company's shareholders approved the 1998 Stock Option Plan (the "Option Plan") as adopted by the Board of Directors on January 1, 1998. The purpose of the Option Plan is to promote the success of the Company's business by attracting the best available personnel for positions of substantial responsibility, and to provide an incentive to officers, directors, employees, consultants and advisors of the Company. The Option Plan provides for the granting of both incentive stock options (stock options that are intended to qualify for favorable tax treatment under Section 422) and nonqualified stock options. The Option Plan is not qualified under Section 401(a) of the Code and is not subject to the Employee Retirement Income Security Act of 1974. The Company has reserved a total of 2,000,000 shares of Common Stock for issuance under the Option Plan. At February 8, 1999, the Company had awarded options to purchase an aggregate of 1,648,750 shares of Common Stock, which options are exercisable at a weighted average exercise price of approximately $1.40 per share. On November 4, 1998, the Company repriced all outstanding stock options held by current employees and directors to a price of $1.406, representing the last trade price of the Common Stock on the OTC Bulletin Board on such date. In addition, as a result of the restructuring in November 1998 in which the Company reduced its employee base from 23 to 13 employees and the resignations of Messrs. Smith and Guarino as officers of the Company, options for 50,375 shares terminate if not exercised within 90 days after the date of the restructuring.

  The Option Plan is administered by the Board of Directors which has full power and authority to administer and interpret the Plan and to adopt such rules and agreements for the administration of the Option Plan as the Board of Directors deems necessary or advisable.

  The Board of Directors selects the participants to receive stock options and determines the number of shares, the type of option and the exercise price as well as the time or times at which options may be exercised and other terms and conditions. For incentive stock options, the exercise price may not be less than the fair market value of the Common Stock on the date of grant. For nonqualified stock options, the exercise price may be less than the fair market value of the Common Stock on the date of grant. In no case, however, may options (whether incentive stock options or nonqualified stock options) be granted under the Option Plan at an exercise price which is less than the initial public offering price of the shares of Common Stock offered hereby. In the event of stock dividends, stock splits and similar capital changes, the Option Plan provides for appropriate adjustments in the number of shares available for options and the number of shares subject to and exercise prices of outstanding options.

  The term of each option granted under the Option Plan may be no more than ten years from the date of grant. Options granted to employees expire 90 days following termination of employment (but in no event later than the date of expiration of the option), except in the case of permanent disability or death. In the case of termination of employment due to permanent disability or death, the option terminates one year from the date that the employee ceases work as a result of disability or death (but in no event later than the date of expiration of such option). The Board of Directors has the authority to extend the expiration dates of any outstanding option in circumstances it deems appropriate, provided that it may not extend an option beyond the original term of such option.

  The exercise price of options is generally payable in cash. For nonqualified options, the option holder must also pay to the Company, at the time of purchase, the amount of federal, state, and local withholding taxes required to be withheld by the Company. Under certain limited circumstances, shares of Common Stock may be used for payment of the exercise price or satisfaction of withholding obligations.

  Notwithstanding any vesting requirements of an option, in the event of a merger, reorganization, sale of substantially all of the assets of the Company, change of control of the Company, liquidation, dissolution or other corporate transaction wherein the Company is not the surviving corporation, an option holder typically has the right to immediately exercise all of his or her options, whether vested or unvested.

  The options are assignable only (i) by will or by the laws of descent and distribution or (ii) in the case of a nonqualified stock option, by gift to immediate family members of the optionee, to partnerships of which the only partners are members of the optionee's immediate family and trusts established solely for the benefit of such immediate family members.

  The Option Plan may be modified, amended or terminated by the Board of Directors except with respect to options granted prior to such action. Notwithstanding the foregoing, shareholder approval is required for any amendment which increases the number of shares subject to the Option Plan (other than in connection with the anti-dilution provisions described above or the assumption or substitution of options in connection with certain mergers and other similar events. The Board of Directors may delegate its power and authority with respect to the Option Plan to a committee thereof.

                             CERTAIN TRANSACTIONS

  On July 11, 1997, the Company entered into a three-year consulting agreement with Northwest Capital Partners, L.L.C. to serve as the Company's financial advisor. Brent Nelson, a director and shareholder of the Company, also serves as president and managing partner of Northwest Capital. Pursuant to the terms of the consulting agreement, the Company is obligated to pay Northwest Capital a fee of $5,000 per month for 36 months from December 31, 1997, in consideration for Northwest Capital's efforts and assistance in raising capital for the Company. This monthly fee was decreased by mutual agreement of the parties to $3,000 beginning November 1, 1998. Under the agreement, the Company issued 1,200,000 shares of Common Stock to Northwest Capital in consideration for its assistance with the Neoteric Acquisition and other financings for the Company. In addition, for the three-year period from September 10, 1997, the Company granted to Northwest Capital certain rights of first refusal on any offering of Company securities by the Company involving more than 1,000 shares of stock. Under the terms of the consulting agreement, Northwest Capital also has the right for a period of five years to nominate one director for election to the Company's Board of Directors, and its director nominee is Brent Nelson. In addition, for a three-year period following the term of the consulting agreement, the Company has granted to Northwest Capital a right of first refusal to act as financial advisor to the Company.

  On September 23, 1996, Neoteric Media entered into an asset purchase agreement with Steve Jackson, an officer and shareholder of the Company for the purchase of a software application developed by Mr. Jackson in consideration for $67,500 in cash, a promissory note for $62,500 and 80,000 shares of common stock of Neoteric Media (which shares represented 640,000 shares of common stock following the Neoteric Acquisition). The promissory note was subsequently paid in full in accordance with its terms. Neoteric Media also entered into a one-year employment agreement with Mr. Jackson effective on September 23, 1996 that provided for compensation based on a percentage of sales of the software application. That employment agreement expired by its terms and the Company has subsequently entered into a new employment agreement with Mr. Jackson effective January 1, 1998. See "MANAGEMENT--Executive Compensation and Other Information--Employment Contracts."

  On September 23, 1996, Thad E. Wardall, a director and shareholder of the Company, loaned $125,000 to Neoteric Media to fund the acquisition of the software application developed by Mr. Jackson. The loan was evidenced by a promissory note, secured by a lien on certain of the Company's assets. Subsequently, on August 25, 1997, the Company entered into a note exchange agreement with Mr. Wardall for the exchange of the prior promissory note for a new convertible promissory note in principal amount of $73,194 (the "Wardall Note"). On October 7, 1997, Mr. Wardall exercised his option to convert all outstanding principal and accrued interest on the Wardall Note into 112,607 shares of Common Stock (at a conversion rate of $0.65 per share) and the security interest terminated.

  Effective in October 1998, Ryan Smith, the Company's former Chief Executive Officer and Chairman of the Board, and John Guarino, the Company's former Senior Vice President and a Director, resigned from their respective positions as officers and directors of the Company. The Company is currently in negotiations and expects to enter into mediation and/or arbitration with each of Messrs. Smith and Guarino and Jay Paulson, former officers and/or directors and significant shareholders of the Company, in connection with certain severance and other matters arising out of their employment with the Company. In addition, the Company has been served with a complaint filed by Jay Paulson in King County Superior Court in the State of Washington on November 18, 1998 (case no. 98-2-27751-1SEA) for declaratory and injunctive relief and unspecified damages in connection with a requested transfer of restricted securities held by Mr. Paulson. The Company believes it has taken appropriate action and intends to vigorously defend this lawsuit.

  Except as described above, there have not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Common Stock of the Company had or will have a direct or indirect material interest.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the ownership of the Company's Common Stock as of February 8, 1999 by: (i) each director,
(ii) the Company's former Chief Executive Officer, (iii) all directors and executive officers of the Company as a group, and (iv) each person who is known by the Company to beneficially own more than 5% of the Common Stock. The information includes options exercisable by the respective person within 60 days of February 8, 1999 (the "Vested Options"). Except as otherwise noted, the address of each such person is c/o Interactive Objects, Inc., 17720 NE 65th, Suite 202, Redmond, WA 98052.

                                                             Shares of Common
                                                            Stock Beneficially
                                                                 Owned(1)
                                                           ---------------------
                                                            Number     Percent
            Beneficial Owner                               of Shares of Total(2)
            ----------------                               --------- -----------
   Ryan Smith............................................  1,680,800    11.4%
    1020 W. Lake Sammamish Parkway N.E.
    Bellevue, WA 98008
   Jay R. Paulson........................................  1,600,000    10.9
    1839 - 280th Ave. N.E.
    Carnation, WA 98014
   John J. Guarino.......................................  1,200,000     8.2
    15515 - 184th Pl. N.E.
    Woodinville, WA 98072
   Thad E. Wardall(3)....................................  1,202,607     8.1
   Brent Nelson(4).......................................    665,000     4.5
   Steve Wollach(5)......................................    453,332     3.0
   All executive officers and directors as a group (seven
    persons)(6)..........................................  3,042,189    19.8%

--------
 *  Less than 1%

(1) This table is based on information supplied by executive officers, directors and shareholders. Subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(2) Based on 14,708,927 shares of Common Stock issued and outstanding as of February 8, 1999.

(3) Includes 112,607 shares being registered and offered in this Prospectus. See "SELLING SHAREHOLDERS." Also includes 50,000 shares of Common Stock subject to Vested Options held by Mr. Wardall.

(4) Includes 65,000 shares of Common Stock subject to Vested Options held by Mr. Nelson. In addition, includes 600,000 shares of Common Stock held of record by Northwest Capital Partners, L.L.C. for which Mr. Nelson serves as president and managing partner; Mr. Nelson disclaims beneficial ownership over all of such except to the extent of his pecuniary interest therein. See "CERTAIN TRANSACTIONS."

(5) Includes 428,332 shares of Common Stock subject to Vested Options held by Mr. Wollach.

(6) Consists of Messrs. Wollach, Nelson, Wardall, Western, Phillips, and Jackson and Ms. Byrd. See "MANAGEMENT." Includes 624,582 shares of Common Stock subject to Vested Options held by the executive officers and directors as a group.

                           DESCRIPTION OF SECURITIES

  The following summary description of the Company's capital stock and of certain provisions of the Company's Articles of Incorporation (the "Articles") and Bylaws are not intended to be complete and are subject to and qualified in this entirety by reference to, the Articles and the Bylaws, copies of each of which are filed as exhibits to the Registration Statement on Form SB-2, of which this Prospectus forms a part.

General

  The Company's authorized capital stock consists of 50,000,000 shares of Common Stock having a par value of $.01 and 10,000,000 shares of preferred stock having a par value of $.01. As of February 8, 1999, there were issued and outstanding 14,708,927 shares of Common Stock held by approximately 258 holders of record (excluding shares issuable upon exercise of any outstanding stock options or the Warrants) and no shares of preferred stock issued and outstanding.

Common Stock

  Holders of outstanding shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. There are no cumulative voting rights. Holders of a majority of the outstanding shares of Common Stock constitute a quorum at any meeting of shareholders and the vote by the holders of a two-thirds of the outstanding shares of Common Stock is required to effect certain fundamental corporate changes, including any liquidation, merger or sale of substantially all of the Company's assets.

  Holders of outstanding shares of Common Stock are entitled to receive dividends, if, as, and when declared by the Board of Directors out of funds legally available therefore, subject to dividend rights of holders of preferred stock, if any. Upon liquidation of the Company, holders of outstanding shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of outstanding shares of Common Stock have no preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into or exercisable or exchangeable for shares of Common Stock. The outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

  Pursuant to the Articles, the Company is authorized to issue shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the Company's shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, may make it more difficult for a third party to gain control of the Company, discourage bids for the Company Common Stock at a premium to the prevailing market price or otherwise adversely affect the market price of the Common Stock. The Company has no present plans to issue any shares of preferred stock.

Common Stock Purchase Warrants

  From April 1998 through May 1998, the Company issued stock purchase warrants to purchase up to an aggregate of 853,401 shares of Common Stock at an exercise price of $4.00 per share, as follows: the Berliner Warrants to purchase up to 200,000 shares were granted on April 9, 1998; the Brokers' Warrants to purchase up to 153,401 shares were granted on May 22, 1998; and the National Day Warrants to purchase up to 500,000 shares were granted on May 22, 1998. The National Day Warrant was subsequently repriced by the Company in January 1999 to an exercise price of $1.406 per share, in consideration for the consultant's on-going services to the Company. The terms of these Warrants expire two years from their respective dates of issuance. These

Warrants are non-transferable and are subject to appropriate adjustment upon any stock dividend, stock split, subdivision, consolidation or reclassification of the Common Stock. In addition, the Company has granted to the holders of the Berliner Warrants, Brokers' Warrants and National Day Warrants certain registration rights on the shares underlying the Warrants, which shares are included in the Registration Statement on Form SB-2. As of the date of this Prospectus, none of the Berliner Warrants, Brokers' Warrants or National Day Warrants has been exercised. See "SELLING SHAREHOLDERS."

  In July 1998, the Company issued an additional series of warrants to purchase up to 200,000 shares of Common Stock. The GlobeMedia Warrants entitle the holder to purchase shares of Common Stock at any time prior to July 15, 2000 at the following schedule: warrants to purchase 25,000 shares have an exercise price of $5.00 per share and expired without being exercised on October 15, 1998; warrants to purchase 50,000 shares have an exercise price of $5.50 per share and expired without being exercised on January 15, 1999; warrants to purchase 25,000 shares have an exercise price of $6.00 per share and expire on July 15, 1999; warrants to purchase 50,000 shares have an exercise price of $6.50 per share and expire on January 15, 2000; and warrants to purchase 50,000 shares have an exercise price of $7.00 per share and expire on July 15, 2000. The exercise prices are subject to appropriate adjustment upon any stock dividend, stock split, subdivision, consolidation or reclassification of the Common Stock. The holder of the GlobeMedia Warrants has certain registration rights on the shares underlying the Warrants, which shares are included in the Registration Statement on Form SB-2. As of the date of this Prospectus, none of the GlobeMedia Warrants has been exercised. See "SELLING SHAREHOLDERS."

Anti-Takeover Legislation

  The Company is subject to the Washington Business Corporation Act ("RCW 23B"), which contains provisions that have the effect of discouraging non-negotiated takeover attempts. RCW 23B.19, as recently amended, generally prohibits any "significant business transaction" within five years of the date a person acquires ten percent or more of the outstanding voting shares of a public corporation, unless the transaction first receives the approval of a majority of the disinterested directors prior to the time the ten percent threshold is crossed.

  RCW 23B.19, as recently amended, also imposes a fair price restriction on public corporations. The statute provides, subject to certain exceptions, that specified change-of-control transactions between a corporation and an interested shareholder (defined as a person or affiliated group beneficially owning 20% or more of a corporation's outstanding voting stock) will be prohibited unless a majority of disinterested directors determine the price offered by the interested shareholder to be fair or unless two-thirds of the shareholders of each voting group entitled to vote separately on the transaction (not including the interested shareholder) approve.

Director and Officer Liability and Indemnification

  The Company's Articles provide that the liability of the Company's directors is limited and that the Company will indemnify its directors and officers to the fullest extent permitted by law. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to those provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

  The transfer agent and registrar for the Common Stock is American Registrar and Transfer Co., whose address is 10 Exchange Place, Suite 705, P.O. Box 1798, Salt Lake City, Utah 84110.

           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  The Common Stock is traded on the OTC Bulletin Board under the symbol "OBJX". On February 8, 1999, the closing bid and asked prices of the Common Stock as reported on the OTC Bulletin Board were $1 5/16 and $1 1/2, respectively, and the Common Stock was held of record by approximately 258 persons on such date (excluding holders of shares issuable upon exercise of outstanding stock options and Warrants). The Common Stock first began trading on the OTC Bulletin Board under the "OBJX" trading symbol on September 25, 1997. The table below sets forth, for the calendar quarters indicated since the date that the Common Stock began trading, the high and low bid prices for the Common Stock as reported by the OTC Bulletin Board. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                                    Interactive
                                                                     Objects,
                                                                    Inc. Common
                                                                       Stock
                                                                    -----------
                                                                    High   Low
                                                                    ----- -----
   1997
     First Quarter.................................................  --    --
     Second Quarter................................................  --    --
     Third Quarter (beginning September 25, 1997).................. $2.50 $1.88
     Fourth Quarter................................................  2.66  1.88
   1998
     First Quarter.................................................  4.50  1.88
     Second Quarter................................................  9.94  3.84
     Third Quarter.................................................  4.72  1.41
     Fourth Quarter ...............................................  1.94  0.91
   1999
     First Quarter (through February 8, 1999)...................... $1.75 $1.13

                        SHARES ELIGIBLE FOR FUTURE SALE

  The Company's Common Stock is currently traded on the OTC Bulletin Board and there is a limited public market for the Common Stock. Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect market price of the Common Stock from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

  As of the date of this Prospectus, there are 14,708,927 shares of Common Stock issued and outstanding (exclusive of shares reserved for issuance upon exercise of outstanding stock options and the Warrants). Assuming exercise in full of the Warrants to purchase up to 978,401 shares of Common Stock (which shares are included in the Registration Statement on Form SB-2), there will be 15,687,328 shares of Common Stock issued and outstanding, consisting of 2,925,018 shares offered hereby, 7,596,784 restricted shares of Common Stock, and 5,165,526 shares of Common Stock that are currently freely tradable without restriction. In addition, the Company has reserved up to 2,000,000 shares of Common Stock for issuance upon exercise of options which may be granted under the 1998 Stock Option Plan, of which there are currently outstanding options to purchase 1,648,750 shares of Common Stock. The shares issuable upon exercise of any of such stock options will be restricted until the Company files a registration statement on Form S-8, or any successor form, with the Commission or until sold in accordance with Rule 144.

  The 2,925,018 shares of Common Stock being offered hereby will be freely tradable without restriction or further registration under the Securities Act by persons other than affiliates of the Company. The 7,596,784 restricted shares will become freely tradable if subsequently registered under the Securities Act or to the extent permitted by Rule 144 or some other exemption from registration under the Securities Act. Other than the Shares being registered hereunder, the Company has not granted any registration rights with regard to any additional shares of Common Stock.

  In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from the Company or an affiliate of the Company, the holder will be entitled to sell in the public market, during any three month period, a certain amount of shares of Common Stock. The maximum number of shares of Common Stock that may be sold during such period will be the greater of 1% of the total number of the then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. If the holder of the shares has held the Common Stock for at least two years, the shareholder, other than an affiliate of the Company, will be entitled to sell the restricted shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale requirements, public information requirements or notice requirements.

  Of the restricted shares, 5,984 shares of Common Stock are currently eligible for resale under Rule 144 under the Securities Act without regard to volume limitations. Approximately 6,960,800 restricted shares are eligible for sale pursuant to Rule 144 (subject to volume limitations) having been held for at least one year, of which 6,760,800 shares are held by affiliates of the Company. The remaining 630,000 restricted shares will become eligible for sale under Rule 144 (subject to volume limitations) upon the expiration of one-year holding periods beginning in May and June 1999.

                             PLAN OF DISTRIBUTION

  The Selling Shareholders may from time to time sell all or a portion of the Shares in the over the counter market, on any other national securities exchange on which the Common Stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares will not be sold in an underwritten public offering. The Shares may be sold directly or through brokers or dealers. The methods by which the Shares may be sold include: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In effecting sales, brokers and dealers engaged by Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Shareholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such Selling Shareholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above.

  In connection with the distribution of the Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Shareholders. The Selling

Shareholders may also sell the Shares short and redeliver the Shares to close out the short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The Selling Shareholders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the Selling Shareholders may enter into, from time to time, other types of hedging transactions.

  The Selling Shareholders and any broker-dealers participating in the distributions of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any profit on the sale of Shares by the Selling Shareholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

  The Shares may also be sold pursuant to Rule 144 under the Securities Act beginning one year after the Shares were issued.

  The Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Shares. The Company has agreed to use its best efforts to keep the Registration Statement current and effective for a period commencing on the effective date of the Registration Statement and terminating 24 months after the Registration Statement is filed with the Commission. There can be no assurance that the Selling Shareholders will sell any or all of the Shares offered hereunder.

  Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which may limit the timing of purchases and sales of Common Stock by the Selling Shareholders.

  The Company will pay all of the expenses incident to the offering and sale of the Shares, other than commissions, discounts and fees of underwriters, dealers or agents.

                                 LEGAL MATTERS

  The validity of the issuance of the Shares of Common Stock offered hereby has been passed upon for the Company by Cairncross & Hempelmann, P.S., Seattle, Washington.

                                    EXPERTS

  The financial statements and notes thereto at December 31, 1997, and for each of the two years in the period ended December 31, 1997 appearing in this Prospectus and the Registration Statement have been audited by Peterson Sullivan P.L.L.C., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS
                                       OF
                           INTERACTIVE OBJECTS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Unaudited Financial Statements
  Balance Sheet as of September 30, 1998..................................  F-2
  Statements of Operations for the Nine Months ended September 30, 1998 and 1997...............................................................  F-3
  Statements of Cash Flows for the Nine Months ended September 30, 1998 and 1997...............................................................  F-4
  Notes to Unaudited Financial Statements.................................  F-5
Audited Financial Statements
  Independent Auditors' Report............................................  F-6
  Balance Sheet as of December 31, 1997...................................  F-7
  Statements of Operations for the Years ended December 31, 1997 and 1996.  F-8
  Statements of Stockholders' Equity for the years ended December 31, 1997 and 1996...............................................................  F-9
  Statements of Cash Flows for the Years ended December 31, 1997 and 1996. F-10
  Notes to Audited Financial Statements................................... F-11

                           INTERACTIVE OBJECTS, INC.

                           BALANCE SHEET (unaudited)

                            as of September 30, 1998

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
                                                      (unaudited)
                       ASSETS
                       ------
Current Assets
  Cash..............................................  $ 4,007,151   $  214,967
  Certificate of deposit............................      105,295      101,309
  Accounts receivable...............................       47,555       10,698
  Prepaid expenses..................................      181,801       46,557
                                                      -----------   ----------
    Total current assets............................    4,341,802      373,531
Furniture and equipment, at cost, less accumulated
 depreciation of $70,872 and $31,111................      234,293      190,451
Other Assets
  Capitalized software costs........................      165,000      130,000
  Deposits..........................................        6,935          880
                                                      -----------   ----------
                                                          171,935      130,880
    Total Assets....................................  $ 4,748,030   $  694,862
                                                      ===========   ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current Liabilities
  Accounts payable..................................  $   385,242   $  185,938
  Accrued expenses..................................      132,140       62,894
  Notes payable.....................................          --        62,500
                                                      -----------   ----------
    Total current liabilities.......................      517,382      311,332
Stockholders' Equity
  Preferred stock, $.01 par value; 10,000,000
   authorized, no shares issued and outstanding.....          --           --
  Common stock, $.01 par value; 50,000,000 shares
   authorized, 14,708,927 shares issued and
   outstanding at September 30, 1998................      147,089       19,417
  Additional paid-in capital........................    9,003,475    1,907,277
  Retained deficit..................................   (4,919,916)  (1,543,164)
                                                      -----------   ----------
                                                        4,230,648      383,530
    Total Liabilities and Stockholders' Equity......  $ 4,748,030   $  694,862
                                                      ===========   ==========

                  See Notes to Unaudited Financial Statements

                           INTERACTIVE OBJECTS, INC.

                      STATEMENTS OF OPERATIONS (unaudited)

             For the Nine Months Ended September 30, 1998 and 1997

                                                    September 30, September 30,
                                                        1998          1997
                                                    ------------- -------------
                                                     (unaudited)   (unaudited)
Revenues
  Service revenue..................................  $ 2,090,402    $ 122,109
Expenses
  Labor and benefits...............................    2,971,887      177,747
  Selling, general and administrative..............    2,562,643      137,502
                                                     -----------    ---------
                                                       5,534,530      315,249
    Loss before interest expense...................   (3,444,128)    (193,140)
  Interest expense.................................      (12,392)     (10,682)
  Miscellaneous Income/Interest Income.............       79,769          --
                                                     -----------    ---------
    Net Loss.......................................  $(3,376,752)   $(203,822)
                                                     ===========    =========
Retained deficit, beginning of period..............   (1,543,164)     (84,587)
                                                     -----------    ---------
Retained deficit, end of period....................   (4,919,916)   $(288,409)
                                                     ===========    =========
Basic earnings (loss) per share of common stock....  $     (0.24)   $   (0.26)
                                                     ===========    =========
Weighted average common and common equivalent
 shares outstanding................................   13,862,461      782,600
                                                     ===========    =========


                  See Notes to Unaudited Financial Statements

                           INTERACTIVE OBJECTS, INC.

                      STATEMENTS OF CASH FLOWS (unaudited)

             For the Nine Months Ended September 30, 1998 and 1997

                                                     September 30, September 30,
                                                         1998          1997
                                                     ------------- -------------
                                                      (unaudited)   (unaudited)
Cash Flows from Operating Activities
  Net loss..........................................  $(3,376,752)   $(203,824)
  Depreciation and amortization.....................       39,762       11,362
  Securities issued in exchange for services........    1,084,841          --
                                                      -----------    ---------
    Changes in operating assets and liabilities.....   (2,252,149)    (192,462)
  Accounts receivable...............................      (36,857)     (25,919)
  Prepaid expenses..................................     (135,244)      (1,976)
  Deposits..........................................       (6,055)         --
  Accounts payable..................................      199,304        7,167
  Accrued expenses..................................       69,246       17,954
                                                      -----------    ---------
    Cash used in operating activities...............   (2,161,755)    (195,236)
                                                      -----------    ---------
Cash Flows from Investing Activities
  Purchase of Certificate of Deposit................       (3,986)         --
  Purchase of equipment.............................      (83,603)     (21,236)
  Purchase of software..............................      (35,000)         --
                                                      -----------    ---------
    Cash used in investing activities...............     (122,589)     (21,236)
                                                      -----------    ---------
Cash Flows from Financing Activities
  Issuance of common stock..........................    6,139,028      600,002
  Proceeds on notes payable.........................      600,000          --
  Payments on notes payable.........................     (662,500)     (80,500)
                                                      -----------    ---------
    Cash provided by investing activities...........    6,076,528      519,502
                                                      -----------    ---------
    Net increase in cash............................    3,792,184      303,030
                                                      -----------    ---------
Cash, beginning of period...........................      214,967       15,788
                                                      -----------    ---------
Cash, end of period.................................  $ 4,007,151    $ 313,818
                                                      ===========    =========


                  See Notes to Unaudited Financial Statements

                           INTERACTIVE OBJECTS, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

 Unaudited Interim Financial Information

  The financial information as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 is unaudited, but includes all adjustments that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of results that may be expected for the entire year.

 Use Of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interactive Objects, Inc.
Redmond, Washington

  We have audited the accompanying balance sheet of Interactive Objects, Inc. as of December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Objects, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the financial statements, on August 31, 1997, Neoteric Media, Inc. d/b/a Interactive Objects, Inc. was sold to a Company named Asia Pacific Chemical Engineering Co., Ltd. ("Asia Pacific"). Neoteric Media, Inc. d/b/a Interactive Objects, Inc. then merged into Asia Pacific and the Company changed its name to Interactive Objects, Inc.

  As discussed in Note 2 to the financial statements, a required adjustment in the valuation of stock issued for services was discovered as of December 31, 1997, after the 1997 financial statements had been issued. Accordingly, the 1997 financial statements have been restated for this adjustment.

                                          /s/ Peterson Sullivan P.L.L.C.

March 4, 1998
(except for Note 7, the date of
 which is July 31, 1998 and for
 Note 2, the date of which is
 February 8, 1999)

                           INTERACTIVE OBJECTS, INC.

                            BALANCE SHEET (audited)

                            as of December 31, 1997

                                                                    December 31,
                                                                        1997
                                                                    ------------
                              ASSETS
                              ------
Current Assets
  Cash............................................................   $  214,967
  Certificate of deposit..........................................      101,309
  Accounts receivable.............................................       10,698
  Prepaid expenses................................................       46,557
                                                                     ----------
    Total current asset...........................................      373,531
Furniture and equipment, at cost, less accumulated depreciation of
 $31,111..........................................................      190,451
Other Assets
  Capitalized software costs......................................      130,000
  Deposits........................................................          880
                                                                     ----------
                                                                        130,880
                                                                     ----------
    Total Assets..................................................   $  694,862
                                                                     ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

Current Liabilities
  Accounts payable................................................   $  185,938
  Accrued expenses................................................       62,894
  Notes payable...................................................       62,500
                                                                     ----------
    Total current liabilities.....................................      311,332
Stockholders' Equity
  Preferred stock, $.01 par value; 2,000,000 authorized, no shares
   issued and outstanding.........................................          --
  Common stock, $.0015 par value; 50,000,000 shares authorized,
   12,944,917 shares issued and outstanding.......................       19,417
  Additional paid-in capital......................................    1,907,277
  Retained deficit................................................   (1,543,164)
                                                                     ----------
                                                                        383,530
                                                                     ----------
    Total Liabilities and Stockholders' Equity....................   $  694,862
                                                                     ==========

                       See Notes to Financial Statements

                           INTERACTIVE OBJECTS, INC.

                      STATEMENTS OF OPERATIONS (audited)

                    Years Ended December 31, 1997 and 1996

                                                       December 31,  December 31,
                                                           1997          1996
                                                       ------------  ------------
Revenues
  Service revenue..................................... $   365,631     $ 57,832
Expenses
  Labor and benefits..................................     787,458       67,072
  Selling, general and administrative.................   1,256,432       61,490
                                                       -----------     --------
                                                         2,043,890      128,562
                                                       -----------     --------
    Loss before interest expense......................  (1,678,259)     (70,730)
  Interest expense....................................      (7,007)      (4,134)
                                                       -----------     --------
    Net Loss.......................................... $(1,682,266)    $(74,864)
                                                       ===========     ========
Basic earnings (loss) per share of common stock....... $     (0.18)    $  (0.01)
                                                       ===========     ========

  In 1996 and during a portion of 1997, Interactive Objects (then Neoteric) was an S corporation for income tax purposes. Pro forma tax expense and related per share data if the Company had been a C corporation for all periods presented would be the same as that shown above. Interactive Objects incurred losses in 1996 and 1997. If it were a C corporation, any benefit from these losses would be fully reserved.




                       See Notes to Financial Statements

                           INTERACTIVE OBJECTS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (audited)

                     Years Ended December 31, 1997 and 1996

                                              Additional
                            Common    Common   Paid-in     Retained
                            Shares     Stock   Capital      Deficit      Total
                          ----------  ------- ----------  -----------  ----------
Balances, December 31,
 1995...................     760,000  $ 3,000 $   41,121  $    (9,722) $   34,399
Capital contribution....         --       --      42,709          --       42,709
Issuance of shares in
 conjunction with
 acquisition of Visual
 Gateway Interface             8,000      --         --           --          --
Other allocations and
 adjustments among
 shareholders...........     (57,400)     --         --           --          --
Net loss................         --       --         --       (74,864)    (74,864)
                          ----------  ------- ----------  -----------  ----------
Balances, December 31,
 1996...................     782,600    3,000     83,830      (84,586)      2,244
Reclassification of
 undistributed losses on
 effective date of
 change from S
 corporation to C
 corporation status.....         --       --    (226,688)     226,688         --
Affect on capital
 structure resulting
 from reverse purchase
  Cancellation of shares
   of Interactive at the
   time of reverse
   purchase.............    (782,600)     --         --           --          --
  Issuance of stock as
   consideration for
   shares cancelled
   above................   7,460,800    8,191     (8,191)         --          --
  Acquisition of Asia
   Pacific..............   1,100,082    1,650     (5,150)         --       (3,500)
Exchange of note payable
 for common stock. The
 note was for $62,500
 with accrued interest
 of $12,502.............     112,607      169     74,833          --       75,002
Issuance of stock in
 exchange for services..   1,200,000    1,800    778,200          --      780,000
Issuance of stock for
 cash...................   3,071,428    4,607  1,210,443          --    1,215,050
Net loss................         --       --         --    (1,685,266) (1,685,266)
                          ----------  ------- ----------  -----------  ----------
Balances, December 31,
 1997...................  12,944,917  $19,417 $1,907,277  $(1,543,164) $  383,530
                          ==========  ======= ==========  ===========  ==========



                       See Notes to Financial Statements

                           INTERACTIVE OBJECTS, INC.

                       STATEMENTS OF CASH FLOWS (audited)

                     Years Ended December 31, 1997 and 1996

                                                      December 31,  December 31,
                                                          1997          1996
                                                      ------------  ------------
Cash Flows from Operating Activities
  Net loss........................................... $(1,685,266)    $(74,864)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Issuance of stock in exchange for services.......     780,000          --
    Depreciation and amortization....................      17,023       13,370
    Changes in operating assets and liabilities:
      Accounts receivable............................     (10,698)         --
      Prepaid expenses and deposits..................     (43,893)      (2,239)
      Accounts payable...............................     164,513        6,142
      Accrued expenses...............................      50,618       12,275
                                                      -----------     --------
        Cash used in operating activities............    (727,703)     (45,316)
                                                      -----------     --------
Cash Flows from Investing Activities
  Purchase of equipment..............................    (177,862)     (17,303)
  Investment in certificate of deposit...............    (101,309)         --
  Purchase of Visual Gateway Interface...............         --       (67,500)
                                                      -----------     --------
    Cash used in investing activities................    (279,171)     (84,803)
                                                      -----------     --------
Cash Flows from Financing Activities
  Issuance of common stock...........................   1,286,552          --
  Capital contribution...............................         --        42,709
  Increase (decrease) in notes payable...............     (80,500)      80,500
                                                      -----------     --------
    Cash provided by financing activities............   1,206,052      123,209
                                                      -----------     --------
    Net increase (decrease) in cash..................     199,178       (6,910)
                                                      -----------     --------
Cash, beginning of year..............................      15,789       22,699
                                                      -----------     --------
Cash, end of year.................................... $   214,967     $ 15,789
                                                      ===========     ========


                       See Notes to Financial Statements

                           INTERACTIVE OBJECTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

 Organization

  Neoteric Media, Inc. d/b/a Interactive Objects, Inc. ("Neoteric") was incorporated under the laws of Washington on October 20, 1995. Effective August 31, 1997, the stockholders of Neoteric exchanged their stock for the common stock of another company named Asia Pacific Chemical Engineering Co., Ltd. ("Asia Pacific"). This business combination has been accounted for as a purchase, with Neoteric as the continuing company. Because Neoteric is the continuing company, this transaction is accounted for as a reverse purchase. Asia Pacific had no assets, but did have liabilities of $3,500. The assumption of these liabilities was considered the cost of Asia Pacific. Asia Pacific's operations, which were insignificant, have been included in these financial statements since the effective date of the exchange. The unaudited proforma results of operations as if Asia Pacific's operations were included in these financial statements as of January 1, 1996, would appear as follows:

                                                            1997       1996
                                                         ----------  ---------
   Operating revenue.................................... $  365,631  $  57,832
   Operating expenses...................................  1,281,397    133,916
                                                         ----------  ---------
       Loss from operations.............................   (915,766)   (76,084)
   Discontinued operations..............................    (15,686)   (76,137)
   Extraordinary item--debt forgiveness.................    185,991
                                                         ----------  ---------
       Net loss......................................... $ (745,461) $(152,221)
                                                         ==========  =========
   Basic earnings (loss) per share of common stock
     Income from continuing operations.................. $     (.10) $    (.01)
     Discontinued operations............................                  (.01)
     Extraordinary item.................................        .02
                                                         ----------  ---------
                                                         $     (.08) $    (.02)
                                                         ==========  =========

  Subsequent to the business acquisition, Neoteric merged into Asia Pacific and Asia Pacific changed its name to Interactive Objects, Inc. ("Interactive Objects").

 Concentration of Market and Credit Risk

  Interactive Objects sells computer consulting services. In addition, it began to market Visual Gateway Interface ("VGI") in February of 1998. Revenue from consulting services provided to two international companies (Microsoft and SAFECO) accounted for 100% of total revenue during the years ended December 31, 1997 and 1996. Accounts receivable from one of these customers accounted for 100% of total accounts receivable at December 31, 1997.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from the estimates that were used.

Software Consulting Services Revenue Recognition

  For most contracts, software consulting service revenue (including post contract customer support) is recognized as the services are performed and is determined by multiplying the hours incurred by an established

                           INTERACTIVE OBJECTS, INC.

hourly rate. On occasion, other contracts stipulate billings be made at certain points based on performance of specified tasks. In these situations, software consulting revenue is recognized as billings are made at the amount of the billing. This revenue recognition method is not materially different than recognizing revenue as services are performed.

 Advertising Costs

  Advertising costs are expensed as incurred and totaled $91,278 for the year ended December 31, 1997, and $4,039 for the year ended December 31, 1996.

 Cash

  Cash includes cash balances held at a bank and all highly liquid debt instruments with original maturities of three months or less. Cash balances are in excess of amounts insured by the Federal Deposit Insurance Corporation.

  No cash payments for interest or income taxes were made during the years ended December 31, 1997 and 1996.

 Certificate of Deposit

  Certificates of deposit are stated at market value which approximates cost.

 Accounts Receivable

  Interactive Objects uses the allowance method for recognizing bad debts. Management believes no allowance is necessary at December 31, 1997.

 Furniture and Equipment

  Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets.

 Visual Gateway Interface

  Visual Gateway Interface is a computer software product purchased from a partnership partially owned by a stockholder of Neoteric and is recorded at a cost of $130,000. It was paid for with cash of $67,500, a note payable for $62,500, and 80,000 shares of common stock of Neoteric (due to reverse purchase, this is equivalent to 640,000 shares of Interactive Objects common stock at December 31, 1997). At the time of the transaction, the stock was determined to have an insignificant value. Amortization of the software will begin when the product is available for general release to customers. Amortization recorded will be the greater of the amount computed using the ratio that gross revenues for the software bear to the total of all anticipated revenues for the software or the straight-line method over the remaining estimated economic life of the product. No research and development costs have been incurred.

 Taxes on Income

  Interactive Objects accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in Interactive Objects' financial statements or tax returns. In estimating future tax consequences, Interactive Objects generally considers all expected future events other than enactments of changes in the tax laws or rates.

                           INTERACTIVE OBJECTS, INC.

  In 1996 and for a portion of 1997, Interactive Objects (then Neoteric) was an S-corporation for income tax purposes, so income tax effects were recognized at the stockholder level.

 Earnings Per Share

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128") which is effective for interim and annual financial statements for periods ending after December 15, 1997. Under FAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. The stock warrants have not been reflected as exercised for the purposes of computing earnings or loss per share since the exercise of such warrants would be antidilutive. The weighted average number of shares was 9,191,569 and 7,460,800 for the years ended December 31, 1997 and 1996. The adoption of FAS 128 did not result in a restatement of earnings per share in prior periods.

  In order to be comparative, the number of shares of common stock outstanding used to calculate earnings per share has assumed the Interactive Objects (then Neoteric) shareholders had exchanged their 782,600 of Neoteric stock for 7,460,800 shares of Asia Pacific stock as of January 1, 1996.

 Preferred Stock

  The rights and restrictions of preferred stock is to be determined by Interactive Objects when the stock is issued. Each preferred stock issuance will be in a series, and each series will have the same rights and restrictions.

 Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Although there was no stock-based compensation in 1997, Interactive Objects has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Corporation's stock at the date of the grant over the amount an employee is required to pay for the stock.

 New Accounting Standards

  Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," is effective for years beginning after December 15, 1997. The primary objective of this statement is to report and disclose a measure of all changes in equity of a company that result from transactions and other economic events in a period other than transactions with owners. Interactive Objects does not anticipate that the statement will have a significant impact on its financial statements.

  Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," is effective for years beginning after December 15, 1997. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure,

                           INTERACTIVE OBJECTS, INC.

management structure, or any other manner in which management disaggregates a company. Interactive Objects does not anticipate that the adoption of the statement will have a significant impact on its financial statements other than potentially providing more financial statement disclosures.

  Statement of Financial Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," standardizes the disclosure requirements for pensions and other postretirement benefits. This statement requires additional information on changes in benefit obligations and fair values of plan assets. It revises prior standards and is effective for years beginning after December 15, 1997. Because Interactive Objects does not currently have such employer benefit plans nor intends to initiate any in the near-term, there should not be an impact on its financial statements.

Note 2. Consulting Agreement

  Interactive Objects has a consulting agreement with a company ("consultant") that is a shareholder of Interactive Objects. The consultant's main goal was to assist Interactive Objects in obtaining equity financing in the fall of 1997. The agreement provides for monthly payments of $3,000 to the consultant from July 1997 to October 1997, and monthly payments of $5,000 from October 1997 to June 2000. The consultant acquired common stock of the Company for services rendered as part of the organizational changes described in Note 1 which resulted in total ownership of 1.2 million common shares. The consultant was not a shareholder when the consulting agreement was signed, but became a shareholder when the 1.2 million shares were issued.

  Compensation expense associated with the portion of the consulting agreement for obtaining equity financing was based on a value of $.65 per share, which was determined based on discounting the then-market price of the Company's common stock, because the shares issued to the consultant were restricted and because the volume of trading of the Company's stock that was not restricted was relatively low. Finally, the value was discounted further because of the risks involved with the Company being a relatively new company. The resulting compensation expense recognized for the stock issuance was $780,000 in 1997. In addition, Interactive Objects paid the consultant $18,000 during the year ended December 31, 1997.

  Initially, the compensation expense associated with the portion of the consulting agreement for obtaining equity financing was deemed to have little or no value. Subsequent to the issuance of the 1997 financial statement, it was determined the value discussed in the preceding paragraph was appropriate. Accordingly, the 1997 financial statements have been restated for this adjustment.

Note 3. Notes Payable

  The note is payable to a stockholder and is non-interest bearing. The note is due in 1998 and is unsecured. The fair value of this note is estimated to be $60,100 at December 31, 1997. Fair values are based on an assumed payment date of June 30, 1998, and an assumed interest rate of 8%.

  Another note payable (a convertible promissory note) to a stockholder for $73,194 was converted into 112,607 shares of Interactive Objects common stock. This conversion was made at the election of the stockholder. The conversion rate was determined to be $0.65 per share and was established by negotiations between the stockholder and Interactive Objects. There was no market for Interactive Objects common stock at the time the negotiations took place.

                           INTERACTIVE OBJECTS, INC.

Note 4. Leases

  The Company leases an office under an operating lease expiring in November 2000. The following are the future minimum rental payments required under the lease for the years ending December 31:

       1998............................................................ $121,406
       1999............................................................  130,668
       2000............................................................  124,993
                                                                        --------
       Total........................................................... $377,067
                                                                        ========

  Rent expense was $42,566 and $12,327 for the years ended December 31, 1997 and 1996.

Note 5. Warrants Outstanding

  At December 31, 1997, Interactive Objects had warrants outstanding for the purchase of 2,000,000 shares of its common stock at prices ranging from $3.00 to $5.00 per share. The warrants are exercisable at any time. Of the total warrants outstanding, 1,000,000 expire March 31, 1998, and 1,000,000 expire November 10, 1998.

Note 6. Income Taxes

  The reconciliation of income tax on income computed at the federal statutory rates to income tax expense is as follows:

     Tax at statutory rate........................................... $ 572,990
     Change in valuation allowance for deferred tax asset............  (261,120)
     Costs associated with raising capital (nondeductible)...........  (265,200)
     Effect of loss being taxed at stockholder level.................   (46,670)
                                                                      ---------
     Income tax expense.............................................. $     --
                                                                      =========

  For 1996 (and for a portion of 1997), Interactive Objects (then Neoteric) was an S-corporation for tax purposes.

  Interactive Objects' deferred tax asset as of December 31, 1997, is as follows:

     Net operating loss carryforwards (before valuation allowance)..  $ 261,120
                                                                      =========
     Less valuation allowance for deferred tax asset................   (261,120)
                                                                      ---------
     Net deferred tax asset.........................................  $     --
                                                                      =========

  Interactive Objects has net operating loss carryforwards of $768,000 at December 31, 1997. These losses expire in 2012.

Note 7. Subsequent Event

  Subsequent to year end, Interactive Objects established a stock option plan for employees and other individuals that may provide services to the Corporation. Interactive Objects reserved 2,000,000 shares of common stock for this plan. In general, any options issued have an exercise price established by the plan administrator, and options cannot be issued for less than the fair value of the stock at the date of issuance.

                           INTERACTIVE OBJECTS, INC.

  In addition, subsequent to year-end, Interactive Objects granted stock options to directors to acquire up to 125,000 shares of common stock at prices ranging from $1.88 to $2.75 per share. All options vest one year after the date of grant. The directors were also eligible to acquire additional options to purchase up to an aggregate additional 250,000 shares of common stock. All such options were granted at exercise prices equal to or greater than the quoted market price for Interactive Objects common stock on the respective dates of grant. Accordingly, in accordance with Accounting Principals Board Opinion No. 25, no compensation expense was recognized.

  Also, subsequent to year end, Interactive Objects made a down payment of $20,000 towards the purchase of certain software that will eventually be marketed. In addition to the down payment, $90,000 is payable to the seller in six monthly installments of $15,000.

  In May 1998, Interactive Objects issued 1,534,010 shares of common stock in a private placement to certain foreign investors for $4 per share. In connection with this offering, Interactive Objects issued warrants to purchase up to 153,401 shares of common stock at an exercise price of $4 per share. These warrants expire in May 2000.

  In April 1998 and May 1998, Interactive Objects issued warrants to purchase up to 700,000 shares of common stock at an exercise price of $4 per share. These warrants expire in April 2000 and May 2000.

  In May 1998, Interactive Objects issued 230,000 shares of common stock in exchange for services.

  In July 1998, Interactive Objects issued additional warrants to purchase up to 200,000 shares of common stock at exercise prices ranging from $5 to $7 per share. These warrants expire at various dates from October 1998 to July 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as to which information is given in this Prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................   15
Selling Shareholders......................................................   15
Dividend Policy...........................................................   20
Capitalization............................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   27
Management................................................................   38
Certain Transactions......................................................   44
Principal Shareholders....................................................   45
Description of Securities.................................................   46
Market for Common Equity and Related Shareholder Matters..................   48
Shares Eligible for Future Sale...........................................   48
Plan of Distribution......................................................   49
Legal Matters.............................................................   50
Experts...................................................................   50
Index to Financial Statements.............................................  F-1

                               ----------------

 Until March 9, 1999, all dealers effecting transaction in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of the dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,925,018 Shares

                     [LOGO OF INTERACTIVE OBJECTS, INC.]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------


                               February 12, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------